ARS 6/30/06

0-30364

What makes a leading company?

RECD S.E.C.

SEP 2 5 2006

NDS

2006 Annual Report

098074

Leadership means >>

leadership means >>

Our mission To secure and enable content anytime, anywhere on any device.

What we do NDS creates the security and enabling technologies, as well as the applications that allow operators to generate revenues by delivering digital content to TVs, STBs, mobile phones, portable devices and removable memory.

>> delivering strong, sustained growth

Highlights

- **Sustained Revenue and Profit Growth**—Revenues this year have increased to $600 million from $556 million. Net income grew to $100 million against $73 million last year, another substantial increase.
- **New Customers Worldwide**—NDS has won several new customers in the US, Asia, China and Europe. While many of these operators have selected our traditional VideoGuard end-to-end systems, several operators will use Synamedia IPTV technology on its own or to expand their current offering.
- **Enabling Existing Customers to Grow**—Our customers continue to add NDS solutions for IPTV, DVRs and HD DVRs, EPG, middleware and interactive applications.
- **New Opportunities**—As operators face new competition from other content delivery companies, they want to deliver their service to a wider variety of devices including set-top boxes, PCs, mobile phones, portable media players and memory cards. They are turning to NDS for these multi-platform solutions.
- **Zero Piracy**—While many of our major competitors face significant piracy issues, all NDS VideoGuard customers remain secure thanks to our advanced technology and dedication to ongoing operational security. NDS VideoGuard now includes Digital Rights Management (DRM) as well as Conditional Access (CA), enabling NDS to protect both services and content.



DIRECTV
NDS Americas
Sky Mexico
SES Americom
Cablevision
Intelsat
Media Overseas
Sky Brasil
DIRECTV LA
NDS Conditional Access Customers Worldwide
NDS Middleware Customers Worldwide
IPTV Customers Worldwide
DVR Customers Worldwide
NDS Facilities Worldwide

Financial Highlights

($000)	2006	2005	2004	2003
Revenues	$600,123	$556,330	$356,663	$407,350
Operating Income	$130,729	$ 92,191	$ 48,425	$ 76,568
Net Income	$100,950	$ 73,998	$ 37,055	$ 56,243
Diluted Net Income Per Share	$ 1.74	$ 1.29	$ 0.67	$ 1.04


CANALDIGITAL
NDS Denmark
BeTV
NDS UK
BSkyB
NC Numericable
NDS France
CANALSAT
NDS Spain
Digital +
Auna
Telekom Austria
Sistema
ComCor TV
Viasat
CYFRA+
CANALDIGITAAL
PREMIERE
DTH Television Grup
SerbiaBroadband
SKY Italia
Yes
HOT
CYTA
NDS Israel
Orbit
MultiTV Afrique
Media Overseas
Beijing Gehua Cable TV
CCTV
China Cable Network
Sichuan Cable Network
Chongqing Cable TV
Guizhou Cable TV
NDS Hong Kong
NDS India - Bangalore
Hathway
Shenzhen Topway
Tata Sky
NDS India - Mumbai
Astro MBNS
Indovision
NDS China
CJ Cable Net
KDMC
BSI
NDS Korea
Softbank - BBTV
SkyLife
Oriental Cable Network
CCN - Wenzhou
STAR
CNS
TVB Pay Vision Ltd.
Guangzhou Cable TV
Media Overseas
FOXTEL
NDS Australia
Sky TV


Revenue
in millions
$600.1
8%
increase
'04 '05 '06
Operating Income
in millions
$130.7
42%
increase
'04 '05 '06
Subscriber Growth
in millions
65
15%
increase
'04 '05 '06
Middleware
cumulative deployments
in millions of units
41.6
104%
increase
'04 '05 '06
DVRs
cumulative deployments
in millions of units
3.5
150%
increase
'04 '05 '06

>> winning new customers

Despite a competitive market, NDS has won several impressive contracts in the past year.

VideoGuard™, the world's leading conditional access and DRM solution, continues to lead the digital content security market. This year, the following operators selected VideoGuard:

BOOM TV, part of the DTH Television Grup in Romania, selected an NDS end-to-end solution including VideoGuard, MediaHighway middleware and an Electronic Program Guide (EPG). With a total population of more than 40 million, Romania represents a significant market.

Guangzhou Cable TV (GZCATV) in China chose an NDS end-to-end digital system increasing the number of channels on offer from 50 to 120. GZCATV currently has more than 2 million analog subscribers with plans to migrate them to digital.

Despite a highly competitive market, NDS has won several impressive contracts this year.

Serbia Broadband, a DTH service, is the first NDS VideoGuard Express customer. This new entry-level system gives smaller operators robust VideoGuard protection, fast time to market and a growth path for easy expansion as their business grows.

Tata Sky With more than 80 million middle class families in India, Tata Sky has the potential to become one of our biggest customers. This 80:20 joint venture between the TATA Group, one of India's largest business conglomerates, and the STAR Group, plans to offer more than 300 high quality channels.

MediaHighway Middleware is the software layer that standardizes and significantly extends the life of legacy set-top boxes while enabling interactivity and enhanced TV. This year, our MediaHighway middleware product continues to gain greater market share with an additional 21.2 million MediaHighway enabled set-top boxes delivered—an increase of more than 100%.

PREMIERE In our first major contract in Germany. PREMIERE will deploy MediaHighway on a variety of new generation hybrid IP-satellite and IP-cable set-top boxes. MediaHighway will enable PREMIERE to offer new levels of customer-friendly interactive and On Demand television.

MediaHighway was also selected by Astro TV of Malaysia, a major operator in Asia Pacific. In Europe, Canal Digital will deploy MediaHighway on its next generation set-top boxes with High Definition (HD) and Hybrid DVR (satellite, terrestrial and broadband) capabilities.

Synamedia, the NDS IPTV solution featuring VideoGuard DRM continues to add new customers:

SES Americom, in the United States, will use a Synamedia solution with NDS VideoGuard/VGS to distribute 300 channels of MPEG-4 to Telco head ends over satellite. Content will then pass to the last mile using the existing broadband IP infrastructure for a secure, cost-effective IPTV solution. SES Americom will also offer a direct to home (DTH) service using VideoGuard conditional access.

Telekom Austria, Austria's largest telecommunications company, selected Synamedia with VideoGuard to secure its new aonDigital TV multi-channel pay-TV and Video On Demand (VOD) services.

TVB Pay Vision, part of Galaxy Satellite Broadcasting Ltd in Hong Kong, is using Synamedia to protect dozens of IPTV channels delivered over broadband.


The One

Value@TV Interactive Tools, Games and Applications Operators understand that interactive TV helps reduce churn and build brands. They are calling on NDS to provide iTV infrastructure and applications.

BSkyB became the first customer to use RapiAD, an interactive advertising system that creates original spots or easily adds interactivity to existing creative. Viewers use their remote control to respond.

Sesame Street launched a series of NDS-developed games in November 2005 to extend their brand.

SKY Italia launched a comprehensive games channel as well as gambling applications using technology and designs from NDS.

Orbis, the wholly owned NDS subsidiary providing online betting technology as well as games and gambling applications, won several major new customers this year. Tote, a leading bookmaker, and Heathorns, both in the United Kingdom, selected the OpenBet sports book and management system.

In order to expand its activities Orbis acquired NT Media, a leading games company, and launched new OpenBet Games and OpenBet Casino platforms. In the United Kingdom, Victor Chandler launched OpenBet Games while PremierBet launched the first OpenBet Casino using the OpenBet back office, sports book, games and casino modules.



>> helping our customers succeed

NDS continues to deliver the unique solutions and applications that keep subscribers watching and paying for content.

XTV The NDS DVR solution continues to lead the market with more than 3.5 million units in use and tens of thousands of new subscribers being added every week. XTV creates new business models for stored content including: Push VOD which lets operators drive content to the DVR for instant impulse selection, subscription rights to content, bundling and bonuses, personal pricing and more. XTV enables advanced applications like the award-winning Xtreamplay games with arcade quality graphics and animation residing in the set-top box. It also generates new advertising models.

This year marked the launch of DIRECTV Plus, the most advanced DVR in the market. XTV also was selected by Skylife in Korea and launched by both Sky New Zealand as well as ViaSat in northern Europe. It is now used on 11 platforms worldwide.

NDS continues to deliver the unique solutions that keep subscribers watching and paying for content.

HD XTV With more than 1.7 million XTV DVR customers in the United Kingdom, BSkyB recently launched its premium XTV-based HD DVR to strong demand.

XTV Ready Thanks to the popularity of XTV, compatible devices that maintain the rigid security requirements for stored content are being developed by Thomson, Archos, SanDisk, Maxian and Samsung while discussions are being held with other manufacturers.

NDS Guide—EPG (Electronic Program Guide) EPGs play a key element in operator branding. They are the primary portal enabling subscribers to easily view, book and order programs, Pay Per View entertainment, On Demand TV as well as programs stored on the XTV DVR system.

This year, NDS delivered a major upgrade to the BSkyB EPG by adding new genres, stronger parental controls and a "favorite channel" grid. We are maintaining our leadership with new EPGs for High Definition TV, as well as Standard Definition EPGs using Java and HTML so that operators can use existing tools to quickly and economically change information.

MediaHighway Middleware MediaHighway continues to help operators achieve better ROI, offer new interactive services and deliver a more consistent product.

During fiscal 2006, major middleware upgrades were seamlessly downloaded over the air to millions of DIRECTV and DIRECTV Latin America subscribers—providing an enhanced viewing experience.

CANALSAT, in France, has used MediaHighway middleware for more than a decade to create a consistent user experience over all legacy and new set-top boxes—enhancing return on investment and revenues.

Sogecable, the Spanish satellite operator, will deploy a new generation of set-top boxes using MediaHighway in 2007.

Value@TV Interactive Tools, Games and Applications Games and iTV applications fight churn and keep customers actively engaged. This year, Turner Networks chose NDS as the sole supplier of games for their roll out in Europe and Asia Pacific. NDS created themed World Cup games for SKY Italia, while we continue to deliver unique TV games for Cartoon Network, Nickelodeon, and Discovery Kids.



Enhanced TV applications add information and interactivity to existing programs on the Discovery Channel, Music Choice, QVC, Teletext and Channel 4 in the United Kingdom. NDS also supplies interactive sports technology to BSkyB and DIRECTV.

Games and Gambling With the acquisition of NT Media, Orbis now supplies end-to-end games and gambling channels for BSkyB's SkyBet. The OpenBet platform continues to be used by many of the world's leading bookmakers including Ladbrokes, Blue Square, Littlewoods Direct, Paddy Power, Macau Slot and others. New multiplayer games such as backgammon, have been launched by Ladbrokes while the new OpenBet Casino product is being evaluated by several existing customers.


Piggy

>> driving new opportunities

Anytime, Anywhere on Any Device The world of content is changing and NDS is there to help our customers deliver richer, more varied content anytime, anywhere on any device. These are the factors driving the industry and some of our solutions for the future.

Multi-room Viewing and DVR Penetration Today's "average" home is a far cry from "just one TV in the living room." European homes have an average of 1 set-top box which is expected to grow to about 1.5, while in the Unites States, the average is now about 2.5. Many of these new set-top boxes will be DVRs, which are expected to exceed 50% penetration over the next few years.

High Definition The cost of HD screens continues to drop and more people are opting for this next generation product. NDS is launching DVRs for HD and developing a whole range of new products that will make the HD viewing experience easier and even more enjoyable. From middleware and EPGs to games, NDS teams are creating better ways to view, select and enjoy the masses of information that HD offers.

The world of content is changing and NDS is there to help our customers deliver richer, more compelling content.


DVDSHOP



Hybrid Set-top Boxes As satellite and cable operators look for more advanced set-top boxes, they want to give their subscribers access to Internet content. NDS XSpace technology, used on a hybrid satellite or cable/ broadband IP set-top box, brings together the best of both worlds—broadcast programming with access to VOD, archive television and niche programming from the Internet.

VideoGuard Conditional Access and DRM NDS has added DRM (Digital Rights Management) to our industry leading VideoGuard conditional access product. This enhanced VideoGuard is the only product that protects both *services*—the branded selection of channels and added value they offer, as well as *content*—the actual programming.

Protecting PCs As more operators deliver services to PCs and laptops, there is a pressing need to protect content on a platform that is difficult to secure with software solutions. NDS uses an external hardware device—the VideoGuard Key—to add multi-layered hardware-based security to protect valuable digital content on PCs.

Protecting Consumer Devices NDS is working closely with leading manufacturers including Samsung and Thomson to create hardware-based security solutions for new consumer electronic devices. We are also working with chip makers like Broadcom ST and flash memory suppliers including SanDisk to integrate security, such as SVP, with other enabling technologies in new devices.

Synamedia Metro Telcos and pay-TV operators are launching IPTV and VOD services to take advantage of the commercial opportunities offered by broadband IP networks. They require a feature-rich platform that is scalable and stable.

Synamedia Metro is an integrated IPTV platform featuring IPTV Middleware, an integrated Interactive Program Guide and Digital Rights Management (DRM). This package delivers a viewing experience with broadcast, VOD, DVRs and interactive services.

VideoGuard for Mobile Phones As mobile operators develop strategies for delivering video and content to mobiles, a plethora of standards has emerged, including OMA, DVB-H, Open System Framework and others. NDS has developed VideoGuard Mobile, the secure headend-to-handset content solution and enabler for mobile phones. NDS is currently working with partners such as DIBcom, Siano, ARM, Pantech and SanDisk to implement security solutions while several mobile operators are currently evaluating our systems.


NDS
INFO
Esc
F1
VIDEOGUARD

>> investing in the long-term success of our customers

The worlds of digital content and pay-TV are changing rapidly. As in the past, NDS continues to help shape the market and industry by developing pioneering technologies such as smart card-based conditional access, DVR, IP hybrid set-top boxes, middleware and interactive TV.

What lies ahead? At the operator level, we must create unified, fully integrated systems, from the headend through to distribution, which will enable our customers to more effectively deliver content and earn revenues using multiple networks.

At the same time, subscribers' homes are becoming interconnected with multiple devices including additional set-top boxes, DVRs, PCs, mobile phones, portable devices, DVDs and other equipment.

Security must evolve to meet the needs of converging markets, new devices and new business models. Protecting content platforms is as important as protecting the content itself. VideoGuard with added DRM is just the beginning. SVP, a standard for consumer electronic devices, has been implemented in several chipset designs including ST and Broadcom and will provide new opportunities.

NDS continues to help shape the market and industry by developing pioneering technologies.

As the cost of memory sticks and USB devices continue to fall, they represent an important new opportunity. These self-contained hardware devices can deliver content in a secure and easily transferable format for devices that require robust security solutions.

Securing the PC, traditionally a challenging platform to protect, is a focus of NDS development. Thanks to external hardware solutions, content will be more secure, enabling operators to offer more services and earn additional revenues using this important distribution channel.

XTV Home Network To take advantage of multi-platform homes, NDS is developing a new generation XTV DVR that can upload and download content, provide Internet access and even manage home security systems as well as other smart devices. It can securely move content and distribute it throughout the home on many devices, or let you take it with you when you go out.

The XTV DVR delivers unparalleled consumer satisfaction. Of the 45 million homes NDS currently reaches, over 3 million use an NDS DVR. The potential is enormous, and as DVRs continue to become less expensive, they are expected to achieve greater penetration.

MediaHighway Middleware helps multi-service platform operators better manage their subscribers by providing a common experience across broadcast and broadband networks—separately and simultaneously—for both Standard Definition and High Definition TV channels.





Just as it enables set-top-boxes, middleware has a place in new consumer devices. NDS will use its proven experience to enable these devices to do much more with better graphics and better performance.

Internet Search Today, the Internet is a major source of video content. But finding and aggregating the quality content that subscribers want to watch will require smarter search programs with the ability to introduce this content through existing portals.

NDS believes it can help make TV more compelling, by enhancing the experience, adding interactivity while seeking and delivering both niche and popular content. These efforts will help our customers grow and meet the challenges of tomorrow.



>> recognizing that people are our greatest asset

NDS is a technology company whose primary assets are the 3,000 men and women who work for us. Due to our customer commitments, and the increasingly tight deadlines we must meet to ensure that our customers remain competitive, NDS continues to grow headcount at a significant pace—requiring training, facilities and equipment.

But the most modern offices and equipment are not enough. You need talented, dedicated and energized employees who are focused on doing the best possible job.

This year, NDS continues to expand its customer support and delivery teams in the US, Korea, China and India. As part of the company's ongoing commitment to R & D, NDS continues to recruit both graduates and industry veterans for its primary research centers in Israel, France and the United Kingdom.

Through NDS Knowledge Centers established in major offices, the company invests significantly in ongoing education and training, ensuring that technical and management teams understand and can implement industry-leading tools and systems.

Our multinational, multilingual employees work around the clock, on several continents, to create the solutions that keep our clients market leaders. Their dedication to customer service and support, and their willingness to get the job done, help keep NDS a leading company.









2006 has been another successful year for NDS. Our revenues and profits continue to grow; we are adding new customers and our existing customers continue to implement NDS middleware, DVR, broadband IP and interactive applications. We are developing solutions for tomorrow that will enable our customers to remain market leaders.

As more homes adopt multiple set-top boxes, and as HD becomes more prevalent, NDS continues its tradition of delivering pioneering solutions. Our XTV DVR technology and hybrid IP-broadcast solutions are all increasingly being adapted to HD. Our innovative products will help fulfill our mission of securing and enabling digital content anytime, anywhere on any device.


National Geographic Explo
1223 National Geographic

The Changing Environment—Multi-platform Operators Today's market is more competitive. Operators have become more aggressive, seeking to deliver content over multiple platforms to many devices. As new competitors enter the market, everyone is trying to deploy the newest technology in order to offer a more competitive, compelling platform that will deliver the most exciting user experience.

NDS is active on all of these delivery platforms and we are helping our existing customers expand to meet the needs of this changing marketplace. Our major satellite customers, including DIRECTV, BSkyB and SKY Italia, are accelerating the deployment of DVRs, High Definition TVs (HDTVs) and HD DVRs. They are also actively embracing broadband, so that consumers can have the best of both worlds—broadcast TV with compelling On Demand video content from the Internet.

In order to meet the challenge, we have developed hybrid set-top box technology which combines satellite or cable delivery with broadband IP connectivity. This is the most cost-effective way to provide popular entertainment to millions of people from two major sources: traditional broadcast programs and On Demand video, including operator-supplied selections, from the burgeoning amount of video available on the Internet.

Today, an increasing number of entertainment-oriented channels are launching on the web, at a fraction of the cost of a traditional TV. These niche channels often cater to a small number of people for which the web is ideal. Production costs online are a tiny fraction of those in broadcast TV but, when properly aggregated, this content can still attract and reach a global audience.

NDS is focused on delivering pioneering technology that will allow our customers to seamlessly blend the best of web and broadcast.

PREMIERE, our first major win in Germany, will make a major investment replacing their current satellite set-top boxes with hybrid broadband IP-enabled boxes using our middleware and technology.

This year, we have added very strong DRM technology to our flagship VideoGuard product making an already robust solution ready for new distribution methods. VideoGuard PC takes on the challenge of protecting both services and content in the PC using an external hardware device called the VideoGuard key.

IPTV Complements Traditional Broadcast Satellite operators are using broadband IP as a complement to DTH. The Israeli satellite DTH operator, "yes," which is partially owned by BEZEQ, the local phone company, will use IP to expand their reach.

SES Americom in the United States is delivering content by satellite to the central exchange and using IP for the last mile


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>> changing the way people are entertained and informed

which is a very cost-effective way of delivering TV. They will use the existing infrastructure for IPTV instead of upgrading their whole network to handle multicasting.

ViaSat, our customer in Northern Europe, offers the same packages in DTH and broadband. They have used broadband IP to extend their reach and revenues.

One of our goals is to give operators the ability to assemble all the most-viewed video clips and user-generated content on the Internet, and assemble them into a "show." This content can then be downloaded to a DVR with links to broadband so you can see more of what you want to. It's the best of Internet video without the hunt.



New Markets, New Opportunities There are geographical areas where digital TV has not yet been deployed including Eastern Europe, China, India and other parts of Asia; and NDS is clearly focused on these countries. China represents an important long-term opportunity. This year, we won the biggest digitally deployed cable system in the city of Shenzhen, which was rolled out to almost one million subscribers over an eight-month period. We also announced a contract with Guangzhou Cable in the Guangdong province with a potential of 2 million subscribers. We are currently working on several other opportunities throughout the country.

I am delighted that NDS was selected by Tata Sky in India. Because of the size and scale of the Indian middle class—80 million homes—and the quality of the competition, Tata Sky has the potential to become a very large scale platform. It plans to offer the right content at the right price—giving Tata Sky all the ingredients to become India's leading and most successful platform.



We currently have two systems in Russia and we think there is potential in terms of consolidation, as well as in the former Russian republics. As the standard of living increases, it fuels the demand for more pay-TV. While individual markets may not be large, when viewed together, the Eastern European segment can be significant.

We are also looking at new, smaller platforms which require NDS solutions but cannot commit to a complete system. Our VideoGuard Express solution is ideal for new operator's like Romania's BOOM TV. It offers basic functionality with top security, easy scalability, and a clear upgrade path when the operator grows. Adding extra levels of functionality is simple because it uses the same basic system and set-top boxes in order to take advantage of the biggest part of the operator's investment.



Orbis, our online betting software subsidiary, has gained several new customers in the past year including the Tote in the United Kingdom and CentreBet in Australia, both of whom have taken the OpenBet online gambling solution. This year, Orbis acquired NT Media, a respected games development company. It can now offer the most advanced end-to-end online and iTV casino and multi-player games with back office management technology, and marketing support. Victor Chandler, the noted United Kingdom bookmaker, has selected OpenBet Games while PremierBet has launched their new online casino, www.premierbet.com, which uses the complete range of Orbis technology. Orbis has also successfully entered the multiplayer tournament arena with the launch of its Backgammon system for Ladbrokes.

TV to Mobile Phones and Other Devices VideoGuard Mobile is being implemented in a number of phones and we are signing contracts to include our security in the chips that go into mobile phones, so that when pay content becomes a reality, we will already have the solutions built in. We are also developing program guides and other applications to simplify downloading this content.

As portable DVRs, memory sticks and USB devices become more prevalent, NDS is creating new hardware security solutions. Through the SVP Alliance—in which we are charter members—we are helping create an industry standard that will simplify the legal use of content on a variety of devices while maintaining the rights of the content producers and content aggregators.

Mobile TV is expected to be an important new market segment. NDS will be in the position to use its wealth of broadcast experience to enable our customers drive new opportunities and revenues in this market.


NDS

R & D Investment NDS has reached its current position by consistently investing a significant sum in R & D. This year, we spent $145 million while next year, we plan to increase this amount. As part of this investment, NDS opened a new R & D facility in Costa Mesa, California last April. We continue to search for the best minds, give them the right tools and ensure they deliver unique solutions to our customers.

HD NDS is focused on developing and delivering new services and solutions for HD. This year, BSkyB and SKY Italia launched their HD services with our HD DVR technology playing an integral part of this new offering.

NDS is looking at the opportunities presented by taking content from a DVR and moving it to a portable player, a mobile phone, as well as other devices inside or outside the home.

WiMAX I believe WiMAX has great potential to become an alternative method to implement broadband delivery that can also offer mobility. It is cheaper to roll out than delivery methods that demand laying cable, especially in combination with satellite, where it would be used as a complementary delivery vehicle for broadband content. We are pleased to be working with Intel on their WiMAX program and we are trying to include our security in chips that will be used for delivering broadband video.

Moving Ahead NDS has been and continues to be very focused on digital pay-TV, embracing new technologies as they emerge in an effort to help enhance our customers' competitive position.

In an effort to further enhance operations, Raffi Kesten, General Manager of NDS Israel, was promoted to NDS Group Chief Operating Officer. For the past decade Raffi has carefully managed the substantial growth in Israel, ensured our smart card operations ran smoothly worldwide and took personal responsibility for DIRECTV.



As we move ahead, our focus will remain the same for the next 12 months: DVR, HD DVR, hybrid IP and broadcast. We also remain committed to our 5 strategic goals, which have helped us maintain sustained growth and achieve the leadership position we occupy today. These are:

1. Support current customers to grow subscribers
2. Sell new applications and services to current customers
3. Win new pay-TV customers
4. Capitalize on convergence of digital broadcasting and the Internet
5. Initiate strategic alliances and acquisitions to gain market share and expand reach

This year I have had the opportunity to visit all of our offices around the world, and have been honored to meet many of the men and women who make NDS a success. As always, I am impressed with their dedication, enthusiasm and loyalty. The company's results, and strength, is due to their contribution, and on behalf of the Board and management, I want to thank them all.

Abe Peled
Chairman and Chief Executive Officer

At NDS we look forward to the future, confident in our commitment to strong growth with investment in R & D while maintaining operational efficiencies.



We remain committed to the continued delivery of superior financial performance. In fiscal 2006 we have once again achieved this goal and improved operating income by 42% to $131 million, by driving sales of software and applications like DVR and Middleware while continuing to focus on operational efficiencies.

Increased Revenues This year has seen revenues increase by 8% across the board. Conditional access revenues increased reflecting growth in the number of authorized cards using NDS technology, offset in part by lower smart card deliveries.

Revenues from integration, development and support declined. Higher middleware development revenue in fiscal 2006 did not compensate for the prior year's revenues from the migration of SKY Italia subscribers to NDS technology. License fees and royalties continue to benefit from the company's increased middleware shipments. The increase in revenue from new technologies was due to higher income from DVR and Synamedia IPTV technologies as well as interactive infrastructure and gaming applications.

Expenses Our major costs consist of physical and processing costs of smart cards and personnel-related expenses.

Total Cost of Sales increased by $24 million or 11% in fiscal 2006. This increase was primarily driven by an increase in employee costs related to customer support and development activities undertaken under customer contracts. These increases were offset by lower smart card costs due to lower volumes shipped and lower per-unit cost.

Total Operating Costs decreased by $18 million or 8%. This decrease is due to a higher proportion of our development activities being dedicated to revenue

Revenues

($000)	2006	2005	2004
Conditional access	$350,667	$339,414	$178,286
Integration, development and support	$ 46,903	$ 52,636	$ 55,601
License fees and royalties	$ 88,686	$ 71,443	$ 51,673
New technologies	$ 106,193	$ 85,945	$ 64,942

generating projects for our customers and therefore being classified as part of cost of sales. In addition, we received a $5.3 million grant from the French government as a consequence of being engaged in eligible research projects. These were offset by higher infrastructure costs due to new facilities in the United Kingdom, United States and India as well as higher sales and marketing costs as a result of increased activities in Europe and Asia.

In 2006, NDS continued its tradition of building and maintaining a high-performance research and development organization. We have added approximately 480 employees during the year and we currently have a dedicated workforce totalling almost 3,000.

Foreign Exchange A stronger US dollar lowered revenue growth by 5% and reduced expenses by 6%. Approximately 48% of our revenues and 49% of our expenses are denominated in currencies other than the US dollar (principally Pounds Sterling and Euro). Due to a relatively well-matched foreign currency denominated revenues and cost, there was no significant impact on our bottom line results.

At NDS, we look to the future with optimism, confident that our continued commitment to strong growth, investment in research and development, and ongoing improvements in operational efficiency remains the right strategy—one which will allow us to achieve continued success for our business, our shareholders and our customers.

Alex Gersh
Chief Financial Officer

Operating Income Margin
in percent



13.6%
16.6%
21.8%
'04
'05
'06

NDS Headcount
employees



2,004
2,508
2,989
'04
'05
'06

>> Table of Contents

Selected Financial Data

These selected consolidated financial data have been derived from our audited consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this Annual Report.

	For the years ended June 30,				
(in thousands, except per share amounts)	**2006**	2005	2004	2003	2002
Statement of operations data					
Revenue	**$ 600,123**	$ 556,330	$ 356,663	$ 407,350	$ 338,922
Cost of goods and services sold	**(242,622)**	(218,938)	(84,387)	(171,825)	(113,748)
Gross margin	**357,501**	337,392	272,276	235,525	225,174
Operating expenses	**(226,772)**	(245,201)	(223,851)	(158,957)	(167,204)
Operating income	**130,729**	92,191	48,425	76,568	57,970
Other income	**15,446**	9,160	6,848	3,397	3,660
Income tax expense	**(45,225)**	(27,353)	(19,061)	(23,884)	(20,262)
Minority interests in subsidiaries, net of tax	**—**	—	843	162	—
Net income	**$ 100,950**	$ 73,998	$ 37,055	$ 56,243	$ 41,368
Basic net income per share	**$ 1.80**	$ 1.35	$ 0.69	$ 1.04	$ 0.78
Diluted net income per share	**$ 1.74**	$ 1.29	$ 0.67	$ 1.04	$ 0.76

(1) The results of the MediaHighway business have been consolidated from the date of acquisition on December 16, 2003.
(2) The results of the Visionik business have been consolidated from the date of acquisition on May 31, 2002.
(3) The results of NT Media Limited have been consolidated from the date of acquisition on September 2, 2005.
(4) Operating expenses for the fiscal year ended June 30, 2004 include a goodwill impairment charge of $11.4 million.
(5) Operating expenses for the fiscal year ended June 30, 2002 include amortization of goodwill of $5.8 million, prior to the adoption by the Company on July 1, 2002 of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."
(6) Operating expenses for the fiscal year ended June 30, 2006 include stock option compensation costs of $6.6 million following our adoption on July 1, 2005 of Statement of Financial Accounting Standard No. 123 (R), "Share-Based Payment."

	As of June 30,				
(in thousands)	**2006**	2005	2004	2003	2002
Balance sheet data					
Cash, cash equivalents and short-term investments	**$ 505,037**	$ 339,791	$ 228,620	$ 202,185	$ 150,846
Other current assets	**196,198**	159,877	164,791	72,538	129,495
Non-current assets	**195,886**	172,230	183,748	112,796	113,596
Total assets	**$ 897,121**	$ 671,898	$ 577,159	$ 387,519	$ 393,937
Current loans	**$ —**	$ —	$ —	$ —	$ —
Other current liabilities	**161,151**	129,245	176,138	96,452	145,315
Non-current loans	**—**	—	—	609	—
Other non-current liabilities	**168,276**	115,900	67,677	26,030	55,937
Minority interests	**—**	—	—	97	—
Shareholders' equity	**567,694**	426,753	333,344	264,331	192,685
Total liabilities and shareholders' equity	**$ 897,121**	$ 671,898	$ 577,159	$ 387,519	$ 393,937

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its Directors or its Executive Officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of the Company's financial condition, changes in financial condition and results of operations, and is organized as follows:

- *Overview of our business*—This section provides a general description of our business and developments that have occurred during fiscal 2006 that we believe are important in understanding the results of operations and financial condition or to disclose known future trends.
- *Critical accounting policies and estimates*—This section discusses our revenue and other accounting policies which we consider important to an understanding of our results of operations, and which require significant judgment and estimates on the part of management in application. Note 3 to the accompanying audited consolidated financial statements summarizes our significant accounting policies.
- *Results of operations*—This section provides an analysis of our results of operations for the three fiscal years ended June 30, 2006. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.
- *Liquidity and capital resources*—This section provides an analysis of our cash flows for the two fiscal years ended June 30, 2006. It includes a discussion of the financial capacity available to fund our future commitments and obligations, as well as a discussion of other financing arrangements.

Overview of our business

We supply open end-to-end digital technology and services to digital pay-television platform operators and content providers. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, electronic program guides ("EPGs"), digital video recording ("DVR") technologies and interactive infrastructure and applications. We provide technologies and services supporting standard definition and high definition televisions and a variety of industry standards. Our software systems, consultancy and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment to consumer devices which incorporate various technologies supplied by us.

Our main customers are the digital pay-television platform operators who utilize a broadcast infrastructure to deliver video and data to multiple subscribers. In addition, we may sell interactive applications to content providers. Such customers usually do not operate a broadcast platform, but provide content for transmission over a platform operator's network. The applications we sell to content providers make use of the functions and capabilities of the broadcast infrastructure.

We work with suppliers of other components of a broadcast platform, such as broadcast equipment and set-top box manufacturers. A particular platform operator may purchase some components from our competitors. We integrate our technologies with those of other suppliers to provide a platform operator with the functionality required.

Our customers consist of a limited number of large digital pay-television platform operators who are introducing, marketing and promoting products and services that utilize our technology. We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of large customers. Our three largest customers are DIRECTV in the United States, BSkyB in the United Kingdom and Sky Italia in Italy. Together, these three customers contributed, directly and indirectly, approximately 68% of our revenues in fiscal 2006. We expect that a limited number of customers will continue to contribute a significant portion of our revenues.

We compete primarily with technologies such as NagraVision (developed by Kudelski SA), DigiCipher (developed by Motorola, Inc.), Power Key (developed by Scientific-Atlanta, Inc.), OpenTV (developed by OpenTV Corp.) and Microsoft TV Edition (developed by Microsoft Corporation) both to attract new customers and to retain our existing customers. In addition, some of the companies that currently operate in the software business, but which have not historically been active competitors of ours, may, through acquisitions or the development of their own resources, seek to enter and obtain significant market share in our current or planned business areas.

A significant portion of our revenues is dependent upon our customers' subscriber base, the growth in their subscriber base and the related quantities of set-top boxes deployed. Revenues can vary from period to period as our revenues reflect a small number of relatively large orders for our technology and services. These generally have long sales and order cycles, and delivery and acceptance of our products and services fluctuate over the course of these cycles. Our accounting policies often require us to defer revenue until after our technologies have been deployed by our customers.

Inflation has not had a significant impact on our results of operations. The business in which we operate is subject to strong competition in which price is one factor. Additionally, our customers expect our prices to reflect the volume of business and as that volume grows, we may be required to reduce our prices.

We consider that we operate as a single segment and our business is managed as such. There are no separate divisions or profit centers. We assess the financial performance of our business by reviewing specific revenue streams in the aggregate and by customer. We assess our costs by considering individual cost centers and their aggregation into the general cost categories as described below.

Revenues

We derive revenues from:

1) Fees for the supply of an initial system and subsequent additional functionality and maintenance services. These fees are typically based on the amount of manpower required to customize, integrate and install the system components and subsequently to maintain those components. We refer to such fees as "integration, development and support revenues."

2) Fees from the sale of smart cards and the provision of security maintenance services. These fees are typically based on the number of smart cards supplied and the number of subscribers and/or smart cards authorized for a particular platform. Our fees may be reduced if the security of the system is compromised. We refer to fees from the sales of smart cards and the provision of security maintenance services as "conditional access revenues."

3) Fees linked to the deployment and use of our technologies. These fees are typically based on the number of set-top boxes manufactured or deployed which contain the relevant technologies. Other fees may be based on the extent to which the technologies are used by subscribers. For example, we may receive a share of incremental revenues generated by a platform operator or content provider from an application which incorporates our technologies. We refer to such fees as "license fees and royalties."

These different types of fees are presented as three separate revenue streams in our consolidated statement of operations because they are influenced by different external factors.

We distinguish between revenues from "established technologies" and revenues from "new technologies." We categorize as revenues from established technologies our revenue from conditional access, middleware and program guide technologies and fees from the customization and integration of those technologies into head-end systems and set-top boxes. Revenues from these technologies are allocated between the three different revenue streams identified above. We aggregate under our separate new technologies revenue stream all revenues which we derive from DVR technologies, technologies involving the distribution of video content over broadband networks ("IPTV"), interactive infrastructure and applications, and games and gaming. As our business develops, we will consider whether these groupings of revenue remain appropriate.

Costs and expenses

Our costs and expenses consist of the physical and processing costs of smart cards, personnel, travel and facilities costs, royalties paid for the right to use and sublicense certain intellectual property rights owned by third parties and the amortization of intangible assets, being intellectual property rights which we have acquired for incorporation within our technologies.

The physical costs of smart cards include the costs of the integrated circuits manufactured by third party suppliers, the micro-module which houses the computer chips and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design computer chips embedded in the smart cards. We arrange for the computer chips to be manufactured and assembled by third party suppliers. Smart card costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the quantity of smart cards purchased and processed in any period.

Personnel and facilities costs are allocated to four categories: operations, research and development, sales and marketing, and general and administration. We have employees and facilities in the United Kingdom, the United States, Israel, India, France, Denmark, South Korea, China and Australia.

We classify operations costs as part of cost of goods and services sold. Operations costs include the costs of personnel and related costs, including an allocation of facilities costs, associated with our customer support and with integration and development activities undertaken under a customer contract. Operations costs include the costs of operating our two smart card processing plants, including the depreciation of our smart card processing equipment.

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

Research and development costs consist mainly of personnel and related costs, including an allocation of facilities costs, attributable to our technical employees who are developing our technology and adapting it for specific customer requirements. These costs also include consumables and the depreciation of equipment used in development and test activities and are net of the benefit of grants and other incentives.

Sales and marketing costs mainly consist of personnel and related costs, including an allocation of facilities costs, of our sales and marketing staff in the United Kingdom, Europe and the Middle East, the United States and the Asia-Pacific region. Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

General and administration costs consist primarily of executives and other personnel, facilities, legal and administration costs.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The arrangements under which we supply technologies and services to our customers are complex and require us to make an assessment as to the most appropriate way to recognize revenue in accordance with GAAP.

An accounting policy is considered to be critical if it is important to our financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in our industry, information provided by or customers and information from other outside sources, as appropriate. Actual results may differ from the judgments under different assumptions or conditions. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the Audit Committee of our Board of Directors. For a summary of our significant accounting policies, see Note 3 to the accompanying audited consolidated financial statements.

Revenue accounting policies

Where an arrangement includes more than incidental software elements, we follow Statement of Position 97-2: "Software Revenue Recognition" ("SOP 97-2"). Where an arrangement does not involve the supply of software and that arrangement is separate from an arrangement for the supply of software, we follow Staff Accounting Bulletin No. 104: "Revenue Recognition" ("SAB 104") and Emerging Issues Task Force Issue No. 00-21: "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Many of our arrangements cover the supply of multiple deliverables. We have to make an assessment of the value of any undelivered elements of an arrangement in the manner required by GAAP and to defer revenue unless and until the criteria specified by GAAP have been met. As our business develops, other accounting guidance may become applicable. A summary of our revenue recognition accounting policies is set out in Note 3 to the accompanying consolidated financial statements. We set out below how we apply the policies to our different types of commercial arrangements:

Conditional access revenues

Our conditional access revenue stream comprises revenues from the sale of smart cards and the provision of security maintenance services to customers using our established technologies. Most of the arrangements for the supply of smart cards and the provision of security services are separate from arrangements for the supply of the initial broadcast platform and do not involve the supply of software. Accordingly, they are accounted for under the principles of SAB 104 and EITF 00-21.

Conditional access—Smart cards

Smart cards are hardware devices which we sell to platform operators for distribution to and use by their subscribers. Revenue derived from sales of smart cards is recognized upon delivery of the smart cards in accordance with contractual terms. Appropriate provision is made for warranty and similar arrangements agreed with customers.

Conditional access—Security services

For some contracts, we receive fees from platform operators for the maintenance of security of conditional access systems for a specified duration which is typically between 24 and 48 months. Such services provide the platform operator with a greater level of security than would be obtained by simply relying on the security features contained within the smart card. Fees are received over the duration of the agreed service period and are related to the number of subscribers or authorized smart cards of the relevant broadcast platform. These revenues are recognized over the term of the security contract in the period. In some instances, the maintenance of security includes a requirement to replace a population of smart cards with a supply of "changeover cards" which is considered a separate unit of accounting. In such instances, an amount of maintenance income is deferred and recognized when the changeover cards are delivered. The amount of revenue to be deferred is based on the fair value of the undelivered future changeover cards. The estimate of the amount of revenue to be deferred requires management to make assessments of the timing of the card changeover, the volume of changeover cards to be supplied and the fair value per unit for those changeover cards.

There were no card changeovers during fiscal 2006; however, we have obligations to supply changeover cards in future periods. Accordingly, the amount of revenue deferred under this type of arrangement has increased from $87.9 million as of June 30, 2005 to $134.1 million as of June 30, 2006.

Integration, development and support revenues
The arrangements under which we generate integration, development and support revenues typically involve the supply of software and are therefore accounted for in accordance with SOP 97-2. Such arrangements may involve multiple deliverables. In order to determine when we can recognize revenue under these arrangements, we have to assess whether we have delivered all the elements contained within the arrangement. If there are undelivered elements, we have to consider whether we have vendor specific objective evidence of the value of the undelivered elements. Where no such vendor specific objective evidence is available, we defer recognizing revenue until all items have been delivered. Where the only undelivered element relates to post-contract support, we recognize all revenue arising from the arrangement over the period over which post-contract support is provided. Revenue recognized is allocated to the appropriate revenue stream within our statement of operations. The assessment of these matters is complex and requires management to assess whether the value attributed to undelivered elements is supported by adequate vendor specific objective evidence. As a result of applying GAAP, revenue may be recognized after the technology has been deployed commercially by the platform operator or content owner.

License fees and royalty revenues
License fee and royalty revenue is earned from the supply of software and accordingly is accounted for in accordance with SOP 97-2. Royalties are generally a function of the quantity of set-top boxes manufactured or deployed, which in turn is dependent upon the ability of the platform operator or service provider to generate new subscribers. The arrangements under which we earn royalty income and the application of SOP 97-2 to those arrangements typically result in revenues being recognized over a period of several years after the underlying software has been delivered. Subject to the other criteria of SOP 97-2 having been met, revenues are recognized when we have sufficiently reliable evidence of the volumes of set-top boxes manufactured or deployed. This is typically one to three months after actual manufacture or deployment.

Use of estimates
The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the audited consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Goodwill and other intangible assets
We have significant intangible assets, primarily intellectual property rights and goodwill arising in connection with business combinations. We account for business combinations under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples. Goodwill is subject to an annual impairment test (or more often if circumstances dictate). Intangible assets are amortized over their expected useful lives and the remaining useful life is re-assessed from time to time. Intangible assets are subject to an impairment test when indicators of impairment exist. If we identify an impairment in value of goodwill or other intangible assets, we record an impairment charge in the period in which it is identified. The judgments made in determining the estimated fair market value assigned to each class of intangible assets acquired, as well as their useful lives and any potential impairment, can significantly impact our reported operating income.

Litigation and intellectual property claims
Certain of our customers and other third parties have from time to time made allegations and/or filed claims against us. The existence of these matters requires us to make estimates of the likely outcome of the actions or potential claims and to make a cost accrual for any liabilities where it is probable that we will make a settlement or be subject to an adverse court ruling. The judgments made in assessing the amount, if any, of cost accruals required can significantly impact our reported operating income.

Income taxes
Our operations are subject to tax in various domestic and international jurisdictions. Estimating income tax liabilities and the recoverability of deferred tax assets requires us to make estimates of the outcome of pending tax matters, as well as the positions taken in the tax returns for fiscal 2006 which have not yet been prepared. We believe that we have appropriately accrued for the expected outcome of all pending tax matters and we do not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on our consolidated financial condition, future results of operations or liquidity.

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

Inventory
We hold inventory of smart cards and their components in anticipation of demand from our customers. Because smart cards supplied to different platform operators are unique or contain unique features, particular types of smart cards held in inventory may not be useable for any customer other than the one for which they were purchased. The lead times for smart card procurement are frequently much longer than the period covered by firm order commitments from our customers. Accordingly, we may have to make inventory purchases in anticipation of customer orders that may never be received and we may purchase inventory some months in advance of smart cards being supplied to our customers. We assess the need for inventory reserves as of each balance sheet date based on anticipated customer demand. A shortfall in future demand compared with our expectations could materially affect our future results of operations.

Recent accounting pronouncements

Share-based payments
In December 2004, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standard ("SFAS") No. 123 (R): "Share-Based Payment" ("SFAS No. 123 (R)"), which became effective for the Company on July 1, 2005. Total operating expenses for fiscal 2006 included a charge before income tax in respect of stock option expenses of $6.6 million. The equivalent charges before income tax in fiscal 2005 and fiscal 2004 amounted to $4.3 million and $2.9 million, respectively. We have adopted the modified prospective method to transition to SFAS No. 123 (R), effective July 1, 2005. For all periods ending prior to July 1, 2005, stock-based compensation was accounted for by using the intrinsic value-based method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and we followed the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As a result of adopting SFAS No. 123 (R) on July 1, 2005, our income before income taxes for fiscal 2006 was approximately $4.2 million lower, net income was approximately $3.6 million lower and basic and diluted net income per share were both approximately $0.06 lower than if we had continued to account for stock-based compensation under APB 25.

Prior to the adoption of SFAS No. 123 (R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123 (R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized from those options ("excess tax benefits") to be classified as financing cash flows. Accordingly, the $7.8 million excess tax benefits classified as a financing cash inflow in fiscal 2006 would have been classified as an operating cash inflow if we had not adopted SFAS No. 123 (R).

In June 2005, the Remuneration Committee of our Board of Directors modified the terms of certain unvested out-of-the-money stock options granted under our stock option plans. The Remuneration Committee's decision to accelerate the vesting of these stock options was in anticipation of compensation expense to be recorded subsequent to the effective date of SFAS No. 123 (R) on July 1, 2005. Incremental expense of approximately $9.6 million ($8.8 million, net of tax) associated with the acceleration was recorded in the fiscal 2005 pro forma disclosure.

As of June 30, 2006, the total compensation cost related to non-vested awards not yet recognized was approximately $26.9 million and the period over which it is expected to be recognized is 3.8 years. Our Board of Directors or Remuneration Committee may grant additional stock options in the future, which would result in additional operating expenses being recorded. Further information about the effect of adopting SFAS No. 123 (R) is provided in Note 3 to the accompanying consolidated financial statements.

Income taxes
On July 13, 2006, FASB issued FIN No. 48: "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for our fiscal year beginning July 1, 2007. The Company is currently considering the impact, if any, on our consolidated financial statements.

Results of operations—Commentary on fiscal 2006 versus fiscal 2005

Revenue
Revenue for the periods under review was as follows:

	For the years ended June 30,			
(in thousands)	**2006**	2005	Change	% Change
Conditional access	**$350,667**	$339,414	$11,253	3%
Integration, development and support	**46,903**	52,636	(5,733)	(11%)
License fees and royalties	**88,686**	71,443	17,243	24%
New technologies	**106,193**	85,945	20,248	24%
Other	**7,674**	6,892	782	11%
Total revenue	**$600,123**	$556,330	$43,793	8%

The increase in conditional access revenues was due to an increase in security fees which was partially offset by lower deliveries of smart cards.

Higher security fees arise from increases in the number of authorized smart cards in use at our broadcast platform customers, which have grown as follows:

	For the years ended June 30,	
(in millions)	**2006**	2005
Number of authorized cards, beginning of period	**56.7**	44.0
Net additions	**8.3**	12.7
Number of authorized cards, end of period	**65.0**	56.7

There has been growth in authorized cards in use across most of our broadcast platform customers. However, the increase in fiscal 2006 was less than the increase in fiscal 2005, which was favorably impacted by the migration of Sky Italia subscribers to NDS technology.

The decrease in the number of smart cards delivered in fiscal 2006 compared to fiscal 2005 reflects lower demand from DIRECTV and Sky Italia offset in part by higher shipments to customers in China. The quantity of smart cards delivered in each period was as follows:

	For the years ended June 30,	
(in millions)	**2006**	2005
Number of smart cards delivered	**24.4**	30.8

The volume of smart cards supplied exceeded the increase in authorized smart cards in use due to a mixture of churn (the replacement of a terminated subscriber by a new subscriber, resulting in no net increase in the total subscriber base) and by the build-up of inventory by platform operators.

Integration, development and support revenues decreased by 11% in fiscal 2006 compared to fiscal 2005. Revenue in fiscal 2006 from integration, development and support reflected the delivery of a series of enhancements to our customers and middleware technology development revenue. Fiscal 2005 included higher revenue from the migration of Sky Italia subscribers to NDS technology.

License fee and royalty revenues increased by 24% in fiscal 2006 compared to fiscal 2005. The increase was mainly due to middleware and program guide technology supplied to DIRECTV, who, in early summer 2005, commenced the download of our MediaHighway middleware and related technologies to certain models of set-top boxes in use by their subscribers. The increase in the cumulative number of MediaHighway-enabled set-top boxes in each period was as follows:

	For the years ended June 30,	
(in millions)	**2006**	2005
Number of MediaHighway-enabled set-top boxes, beginning of period	**20.4**	18.4
Additions	**21.2**	2.0
Number of MediaHighway-enabled set-top boxes, end of period	**41.6**	20.4

The increase in revenues from new technologies of 24% in fiscal 2006 compared to fiscal 2005 was due to the increase in revenue from our Synamedia IPTV technologies, interactive infrastructure and gaming applications. This was due to the higher number of subscribers using this technology and the addition of our technology on new platforms. We also received higher development and royalty income related to the deployment of our advanced DVR technologies by several of our customers.

The increase in the cumulative number of DVR-enabled set-top boxes in each period was as follows:

	For the years ended June 30,	
(in millions)	**2006**	2005
Number of DVR-enabled set-top boxes, beginning of period	**1.4**	0.4
Additions	**2.1**	1.0
Number of DVR-enabled set-top boxes, end of period	**3.5**	1.4

The increase in the number of DVR-enabled set-top boxes using our technology is primarily due to DIRECTV, which commenced deployment of our DVR technology within their new generation set-top box in November 2005. Our revenues under our set-top box technology contract with DIRECTV are significantly influenced by the number of set-top boxes manufactured and deployed which use our DVR technologies.

In addition to the matters referred to above, comparisons of revenues for fiscal 2006 compared to fiscal 2005 were also affected by the relative strength of the U.S. dollar over the course of the year. Approximately 48% of our revenues are denominated in currencies other than the U.S. dollar (principally pounds sterling and euro). We estimate that the stronger U.S. dollar has adversely impacted our total reported revenues by approximately 5%.

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

Cost of goods and services sold and gross margin

Cost of goods and services sold and gross margin for the periods under review were as follows:

(in thousands)	For the years ended June 30, **2006**	2005	Change	% Change
Smart card costs	**$ 83,021**	$131,466	$(48,445)	(37%)
Operations and support	**139,772**	72,254	67,518	93%
Royalties	**15,035**	13,198	1,837	14%
Other	**4,794**	2,020	2,774	137%
Total cost of goods and services sold	**$242,622**	$218,938	$ 23,684	11%
Gross margin	**$357,501**	$337,392	$ 20,109	6%
Gross margin as a percentage of revenues	**59.6%**	60.6%	(1.0%)	**

***Not meaningful.*

We consider that gross margin, defined as revenues less costs and expenses associated with those revenues (i.e., cost of goods and services sold), is an important measure for our management and investors. We consider that it gives a measure of profitability that distinguishes between those costs which are broadly a function of direct revenue-earning activities and costs which are of a general nature or which are incurred in the expectation of being able to earn future revenues. Cost of goods and services sold exclude charges in respect of the amortization of intellectual property rights and other finite-lived intangibles which we have acquired.

The decrease in smart card costs in fiscal 2006, compared to fiscal 2005, was due to the lower unit costs and lower deliveries of smart cards. Operations costs include employee and facilities costs related to smart card processing, customer support and development projects undertaken under customer contracts. The increase in operations and support costs over fiscal 2005 was due to an increase in the number of our employees working on development, integration and support activities for our customers. Royalty costs are a function of particular revenue items and the increase in royalty expense for fiscal 2006 compared to fiscal 2005 was due to changes in the mix of revenues.

As a consequence of these factors, gross margin as a percentage of revenues was 59.6% for fiscal 2006, compared to 60.6% for fiscal 2005

Operating expenses

Operating expenses for the periods under review may be analyzed as follows:

(in thousands)	For the years ended June 30, **2006**	2005	Change	% Change
Research and development	**$145,523**	$166,504	$(20,981)	(13%)
Sales and marketing	**30,713**	25,820	4,893	19%
General and administration	**42,456**	43,352	(896)	(2%)
Amortization of intangibles	**9,453**	12,349	(2,896)	(23%)
Other	**(1,373)**	(2,824)	1,451	**
Total operating expenses	**$226,772**	$245,201	$(18,429)	(8%)

***Not meaningful.*

Our main operating costs are employee costs, facilities costs, depreciation and travel costs.

Our employee numbers (including contractors) have increased over the period under review, as follows:

	For the years ended June 30, **2006**	2005
Number of employees, beginning of period	**2,508**	2,004
Net additions	**481**	504
Number of employees, end of period	**2,989**	2,508
Average number of employees during period	**2,765**	2,247

We have continued to recruit software development engineers and staff supporting customers. As a consequence of higher employee numbers, we have occupied additional facilities in the United Kingdom, the United States and India, and increased our infrastructure costs. Accordingly, our total operating costs (including that portion reported within cost of goods and services sold) have increased.

A higher proportion of our engineering activities have been involved in revenue-generating projects for our customers and this has resulted in a higher amount and proportion of the total costs of our technical employees being classified as cost of goods and services sold. The residual costs of our technical employees represent research and development expenses, being the cost of employees and related items associated with research activities and development activities undertaken at our risk. Such activities involve a mixture of internal research and software development projects focused on the digital broadcasting industry and projects focused on improving functionality to our existing product portfolio. Research and development expenses decreased by 13% for fiscal 2006 compared to fiscal 2005 as a result of a lower proportion of development projects being undertaken at our risk. In addition, in fiscal 2006, we received a $5.3 million grant from the French government as a consequence of being engaged in eligible research projects.

During fiscal 2006, sales and marketing expenses increased by 19%, as a result of increased attendance at trade shows and corporate communications activities, particularly in Europe and Asia.

General and administrative expenses decreased by $0.9 million, or 2%, in fiscal 2006 compared to fiscal 2005. During fiscal 2005, our management committed to reoccupy part of a property in Heathrow, England which we had abandoned in 2000, resulting in a reversal of the abandoned property lease accrual of $5.5 million which was no longer needed; in fiscal 2006 there was a further reversal of $0.2 million. Excluding the effect of the abandoned property lease accruals noted above, general and administrative expenses decreased by $6.2 million in fiscal 2006 compared to fiscal 2005. Part of the decrease is a consequence of a lower proportion of the total number of our employees being engaged in general and administrative functions, which in turn, resulted in a reduction in the facilities and infrastructure costs included within general and administrative expenses. Additionally, legal expenses and that element of stock-based compensation expense which is classified as general and administrative expense, were both lower in fiscal 2006 compared to fiscal 2005.

Amortization of finite-lived intangible assets decreased by 23% in fiscal 2006 compared to fiscal 2005, as a consequence of certain intellectual property rights becoming fully amortized in May 2005.

Other income credited to operating expenses represents gains on the revaluation of cash and certain other monetary assets and liabilities which are denominated in currencies other than the functional currencies of the entities which hold them.

In addition to the matters referred to above, comparisons of expenses for fiscal 2006 with fiscal 2005 were also affected by the relative strength of the U.S. dollar during fiscal 2006 compared to fiscal 2005. Approximately 49% of our total expenses are denominated in currencies other than the U.S. dollar (principally pounds sterling and euro). We estimate that the stronger U.S. dollar has favorably impacted our total reported expenses by approximately 6%.

Operating income and other items

As a result of the factors outlined above, operating income was $130.7 million (or 21.8% of revenue) for fiscal 2006, compared to $92.2 million (or 16.6% of revenue) for fiscal 2005.

Interest income earned on cash deposits was $15.9 million in fiscal 2006 compared to $9.8 million in fiscal 2005 due to higher average cash balances and higher interest rates. We recorded a loss on investments of $0.6 million in fiscal 2005 with no comparable transaction in fiscal 2006.

Our effective tax rate was 30.9% for fiscal 2006 compared to 27.0% for fiscal 2005 due to higher effective tax rates in our non-U.K. operations.

As a consequence of all these factors, net income for fiscal 2006 was $101.0 million, or $1.80 per share ($1.74 per share on a diluted basis), compared to $74.0 million, or $1.35 per share ($1.29 per share on a diluted basis) for fiscal 2005.

Results of operations—Commentary on fiscal 2005 versus fiscal 2004

The results of fiscal 2005 in comparison with fiscal 2004 were significantly affected by business conducted with DIRECTV. Until August 13, 2003, we provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on August 13, 2003 and subsequently we received payments under post-termination support arrangements. Additionally, we realized revenue in fiscal 2004 from DIRECTV for the use of NDS technology contained within smart cards which DIRECTV had procured from a third party. In March 2004, we signed a new six-year contract to supply DIRECTV with conditional access services, which was effective from March 1, 2004. Under the new contract, we receive monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future as an integral part of our security maintenance activities. In June 2004, we also re-commenced the supply of new smart cards to DIRECTV.

Comparisons are also affected by the full-year impact of the acquisition in December 2003 of the MediaHighway middleware business from Thomson SA, which was previously part of the technology business of the French broadcaster Canal+ (the "MediaHighway acquisition").

Revenue

Revenue for the periods under review was as follows:

	For the years ended June 30,			
(in thousands)	2005	2004	Change	% Change
Conditional access	$339,414	$178,286	$161,128	90%
Integration, development and support	52,636	55,601	(2,965)	(5%)
License fees and royalties	71,443	51,673	19,770	38%
New technologies	85,945	64,942	21,003	32%
Other	6,892	6,161	731	12%
Total revenue	$556,330	$356,663	$199,667	56%

The increase in conditional access revenues was due to a combination of an increase in the number of smart cards supplied and growth in the number of authorized smart cards in use.

During fiscal 2005, we supplied 30.8 million smart cards compared to 8.0 million smart cards in fiscal 2004. The

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

increase in smart card sales in fiscal 2005 compared to fiscal 2004 was principally due to demand from DIRECTV, to whom we sold virtually no smart cards in fiscal 2004. The increase was also due to higher volumes purchased by Sky Italia, which completed the migration of all their subscribers to NDS technology during fiscal 2005, and higher demand from our Latin America customers. Additionally, one of our customers undertook the changeover of approximately 1 million smart cards during fiscal 2005. There were no smart card changeovers in fiscal 2004.

The number of authorized cards in use by our broadcast platform customers has grown from 44.0 million at June 2004 to 56.7 million at June 2005, an increase of 29%. The growth in authorized cards in use reflected the higher demand for smart cards noted above. Fiscal 2004 included only four months of conditional access service fee income from DIRECTV, because the new contract became effective from March 1, 2004. Fiscal 2004 included conditional access revenues from a third party that used NDS technology within their smart cards, with no comparable amounts in the current fiscal year.

Integration, development and support revenues decreased by 5% in fiscal 2005 compared to fiscal 2004. The full-year impact of the MediaHighway acquisition and revenue from work related to Sky Italia's migration of its entire platform to our technology were lower than revenues in the corresponding period from FOXTEL and from our previous contract with DIRECTV.

License fee and royalty revenues increased by 38% in fiscal 2005 compared to fiscal 2004. In fiscal 2005, conditional access royalties were higher from Sky Italia and from other customers which experienced subscriber growth. The prior fiscal year included conditional access royalties reflecting high volumes of set-top boxes manufactured for DIRECTV which were terminated as part of our new agreement with DIRECTV. During fiscal 2005, we also received royalties from the download of our set-top box software as part of the Sky Italia migration of its entire platform to our technology and the results also reflected the full-year contribution from customers acquired with the MediaHighway middleware business. As of June 30, 2005, we estimated that a cumulative number of 20.4 million set-top boxes containing NDS middleware had been shipped, an increase of 2.0 million from June 2004. During fiscal 2005, we worked on the development of middleware for DIRECTV. The download of our middleware to DIRECTV set-top boxes started successfully during the latter part of the fourth quarter of fiscal 2005; however, our revenue recognition criteria were not met as of June 30, 2005.

The increase in revenues from new technologies was due to higher development and royalty income related to the deployment of our advanced DVR technologies by several of our customers. In addition, revenue from interactive infrastructure, gaming applications and our IPTV technologies increased due to the higher number of subscribers using our technology, the implementation of our technology on new platforms and initial revenues from new Synamedia contracts. We recognized initial revenue from the supply of various interactive infrastructure components to DIRECTV.

The comparison of reported revenues was affected by the relative weakness of the U.S. dollar against the pound sterling and its relative strength against the euro in fiscal 2005 compared to fiscal 2004. Approximately 28% of our revenues were denominated in pounds sterling and a further 18% were denominated in euro. We estimate that the effect of exchange rate movements increased the reported value of our pound sterling-denominated revenues by approximately 7.5%, whereas our euro-denominated revenues were adversely affected by just under 7%.

Cost of goods and services sold and gross margin

Cost of goods and services sold and gross margin for the periods under review were as follows:

	For the years ended June 30,			
(in thousands)	2005	2004	Change	% Change
Smart card costs	$131,466	$ 26,708	$104,758	392%
Operations and support	72,254	47,708	24,546	51%
Royalties	13,198	7,160	6,038	84%
Other	2,020	2,811	(791)	(28%)
Total cost of goods and services sold	$218,938	$ 84,387	$134,551	159%
Gross margin	$337,392	$272,276	$ 65,116	24%
Gross margin as a percentage of revenues	60.6%	76.3%	(15.7%)	**

***Not meaningful.*

The increase in smart card costs in fiscal 2005 was due to the volume increases noted above. Also, the unit cost of smart cards sold to DIRECTV was higher than those supplied to other customers due to specifications required by DIRECTV. Operations and support costs increased in fiscal 2005 due to the greater number of employees working on customer delivery and support activities and on smart card processing. Royalty costs are a function of particular revenue items and the increase in royalty expense was due to higher revenues and changes in the mix of revenues.

These factors resulted in a decline in gross margins as a percentage of revenues in fiscal 2005 compared to fiscal 2004. Additionally, fiscal 2004 included conditional access revenues received from a third party that used NDS technology contained within its smart cards and set-top box royalties from DIRECTV, with no comparable amounts in fiscal 2005. No costs (apart from royalty expenses) were incurred in relation to these revenue items and hence gross margin as a percentage of revenues in fiscal 2004 was unusually high.

Operating expenses
Operating expenses for the periods under review may be analyzed as follows:

	For the years ended June 30,			
(in thousands)	2005	2004	Change	% Change
Research and development	$166,504	$146,190	$ 20,314	14%
Sales and marketing	25,820	25,145	675	3%
General and administration	43,352	34,140	9,212	27%
Amortization of intangibles	12,349	8,177	4,172	51%
Impairment charge	—	11,391	(11,391)	**
Other	(2,824)	(1,192)	(1,632)	**
Total operating expenses	$245,201	$223,851	$ 21,350	10%

***Not meaningful.*

We had 2,508 employees (including contractors) at June 30, 2005 as compared to 2,004 at June 30, 2004. Towards the end of calendar 2003, we commenced a program of hiring additional staff to increase our capabilities in set-top box middleware, to provide our customers with sufficient resources to develop new technologies and to improve our customer delivery and support. In December 2003, we added approximately 300 employees as part of the MediaHighway acquisition and we have continued to recruit across all areas of our business.

Our research and development costs rose by 14% in fiscal 2005 primarily due to additional headcount. We expanded our research and development facilities in Israel, the United Kingdom, India and South Korea. In November 2004, we occupied new premises in Jerusalem, Israel which increased research and development expenses. The costs of this relocation were approximately $1.2 million. The full year effect of the MediaHighway acquisition also contributed to the increase in costs. This increase was partially offset by the transfer of some experienced staff from research and development to groups working on customer delivery, support and smart card processing. These transfers were the primary reason for the increase in the operations and support cost line as noted above.

Sales and marketing costs increased by 3% in fiscal 2005 compared to fiscal 2004 due to attendance at an additional major trade show.

General and administration costs increased by 27% in fiscal 2005 compared to fiscal 2004. The increase was due primarily to higher employee bonuses, stock option charges, increased professional fees and the full year effect of the MediaHighway acquisition. In order to accommodate headcount growth, during fiscal 2005, management committed to reoccupy a building that we had previously abandoned. As a result of management's commitment to re-occupy these premises, we reversed a charge of approximately $5.5 million. A charge in respect of this item of approximately $5.8 million had been accrued in fiscal 2004.

The increase in amortization expense for fiscal 2005 compared to fiscal 2004 is due to the amortization of the fair value of intellectual property rights acquired as part of the MediaHighway acquisition. During fiscal 2004, we recorded an impairment charge of $11.4 million, being the cost of goodwill acquired as part of the MediaHighway acquisition.

Operating income and other items
As a result of the factors outlined above, operating income was $92.2 million for fiscal 2005 compared to $48.4 million for fiscal 2004.

Interest income earned on cash deposits was $9.8 million for fiscal 2005 and $7.3 million for fiscal 2004. The increase was due to higher average cash balances and slightly higher interest rates.

Our effective tax rate for fiscal 2005 was 27.0%, compared to 34.5% in fiscal 2004. This was primarily due to the disallowance in fiscal 2004 of the goodwill impairment charge, which increased the effective tax rate by 6.1%. Other decreases were due to lower effective tax rates in our non-U.K. operations, and higher effective tax relief on stock option expenses.

As a consequence of all these factors, net income for fiscal 2005 was $74.0 million, or $1.35 per share ($1.29 on a diluted basis), compared to $37.1 million, or $0.69 per share ($0.67 on a diluted basis), for fiscal 2004.

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

Liquidity and capital resources

Current financial condition

Our principal source of liquidity is internally generated funds. We also have access to the worldwide capital markets.

As of June 30, 2006, we had cash, cash equivalents and short-term investments totaling $505.0 million. Our accumulated cash is being held with the intention of using it for the future development of the business and there are currently no plans to pay any dividends to shareholders. We believe that we have sufficient working capital resources for our present requirements. Our internally generated funds are dependent on the continued profitability of our business. As of June 30, 2006, we had an unused credit facility to borrow up to £30 million (equivalent to approximately $55 million) from a subsidiary of News Corporation. No amounts were drawn under this facility during the two fiscal years ended June 30, 2006.

The principal uses of cash that affect the Company's liquidity position include purchases of smart cards, operational expenditures, capital expenditures, acquisitions and income tax payments.

Sources and uses of cash

We had a net outflow of cash and cash equivalents of $23.4 million in fiscal 2006, compared to a net cash inflow of $110.7 million in fiscal 2005. In addition, in fiscal 2006, we acquired short-term investments (being cash deposits with an initial term of more than 6 months) of $184.4 million.

Net cash provided by operating activities was as follows:

	For the years ended June 30,	
(in thousands)	**2006**	2005
Net cash provided by operating activities	**$163,908**	$117,692

The increase in net cash provided by operating activities in fiscal 2006 reflects higher receipts from customers, lower payments for the purchase of smart cards and lower tax payments. These factors were offset in part by higher payments of payroll costs, travel expenses, rent and facilities costs, compared to the previous fiscal year, as a result of an increase in the number of employees. Net cash provided by operating activities includes receipts under security maintenance contracts where we have assumed the liability to procure and supply changeover cards in future periods. These arrangements will result in higher cash payments for the purchase of smart cards in future periods.

Net cash used in investing activities was as follows:

	For the years ended June 30,	
(in thousands)	**2006**	2005
Capital expenditure	**$ 30,018**	$20,584
Proceeds from sale of property, plant and equipment	**(602)**	(39)
Proceeds from sale of investments	**—**	(264)
Business acquisitions, net of cash acquired	**3,118**	17
Increase in short-term investments	**184,401**	—
Net cash used in investing activities	**$216,935**	$20,298

The increase in capital expenditure was due to investment in new facilities in the United Kingdom, India and the United States, and higher purchases of technical equipment required to support our customers.

In fiscal 2006, we acquired NT Media Limited for initial cash consideration and costs totaling $3.1 million, net of cash acquired. Further payments may be made under the terms of the acquisition agreement up to a maximum of approximately $4.3 million over the next three years. As of June 30, 2006, $2.2 million of this additional consideration was accrued but unpaid in respect of matters for which the contingencies had been resolved and is recorded as compensation cost within our consolidated statement of operations.

During fiscal 2006, we invested a portion of our cash with banks on deposit for terms of up to six months.

Net cash generated by financing activities was as follows:

	For the years ended June 30,	
(in thousands)	**2006**	2005
Issuance of shares	**$21,769**	$13,294
Excess tax benefits realized on exercise of stock options	**7,828**	—
Net cash generated by financing activities	**$29,597**	$13,294

Higher numbers of stock options were exercised by employees during fiscal 2006 than in fiscal 2005. Certain stock option exercises result in a tax benefit higher than the amounts recorded in the consolidated statement of operations. Following the adoption of SFAS No. 123 (R) which became effective for us on July 1, 2005, such benefits are shown as a financing cash flow to the extent that they are realized, rather than as part of cash provided by operating activities as previously required.

We have evaluated, and expect to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, our securities and/or the assumption of indebtedness.

Off-balance sheet arrangements

We have no off-balance sheet arrangements, as defined in Item 303 of Regulation S-K.

Tabular disclosure of contractual obligations

We have commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes our material firm commitments as of June 30, 2006.

	As of June 30, 2006				
	Payments Due by Period				
(in thousands)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Operating lease obligations	**$130,503**	**$18,987**	**$ 35,894**	**$28,322**	**$47,300**
Smart card purchase obligations	**58,921**	**52,921**	**6,000**	**—**	**—**
Payments to vendors of businesses acquired[1]	**2,295**	**2,295**	**—**	**—**	**—**
Other long-term obligations reflected on the balance sheet[2]	**168,276**	**—**	**93,970**	**40,559**	**33,747**
	$359,995	**$74,203**	**$135,864**	**$68,881**	**$81,047**

(1) Amount represents accrued consideration payable to the vendors of NT Media Limited which we acquired during fiscal 2006. An additional amount of up to $2.2 million may be payable dependent of the revenue of the acquired business for periods up to September 1, 2008.

(2) Comprising deferred income of $134.5 million, severance pay liabilities of $30.6 million and pension liabilities of $4.3 million.

In the normal course of business, we provide indemnification agreements of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of our products or services. The nature of these commitments has been considered in determining the revenues and costs recognized in these financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

The nature of our business is such that we may be subject to claims by third parties alleging infringements of various intellectual property rights. Such claims are vigorously defended. Where a liability arising from these claims is probable, an accrual is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts recognized in these financial statements would materially affect our financial position.

Amounts payable by us under certain contracts are subject to audit rights held by third parties and the terms of such contracts may be open to subjective interpretation. We settle our liabilities under such contracts based on our assessment of the amounts due; however, the Company may be subject to claims that the amounts paid are incorrect. It is not considered that any resulting liability in excess of amounts recognized in these financial statements would materially affect our financial position.

The Company's operations are subject to tax in various domestic and international jurisdictions. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

>> Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

Quantitative and qualitative disclosures about market risk

The only significant financial market risk to which we are exposed is to changes in foreign exchange rates. We operate in international markets and have operational presence in several countries. Accordingly, our costs and revenues are denominated in a mixture of U.S. dollars, pounds sterling and euro. Historically, we have not entered into free-standing derivative contracts to hedge foreign exchange exposure arising from operating activities. We expect to review this policy from time to time as circumstances change. No derivative instruments were outstanding as of June 30, 2006.

In certain countries in which the Company has operations, principally Israel, the Company is obliged to make severance payments to employees leaving employment in most circumstances. The payment is based on the latest monthly salary for each year of service. The payment obligations are funded by payments to third party investment managers under approved plans. The liability is recorded gross and a separate asset is recorded equal to the market value of the funds held by third party investment managers. The obligation in the consolidated balance sheet was $30.6 million. The value of funds held by third party investment managers was $25.2 million and is included within the consolidated balance sheet as other non-current assets. The bulk of the arrangements relates to our Israeli employees. Because the gross liability reflects the contracts of employment, it is denominated in U.S. dollars, whereas the amount funded by investment funds is regulated by the Israeli Government and is denominated in Israeli shekels. Accordingly, the difference between the gross liability and the investment fund assets is subject to fluctuations depending on the relative values of the U.S. dollar and Israeli shekel.

As of June 30, 2006, approximately 81% of our cash and short-term investments were held in U.S. dollars and 10% in pounds sterling, with most of the rest being in euro. Our policy is to hold cash in U.S. dollar bank deposits and to hold cash in other currencies to the extent that our cash flow projections indicate that we have need for those other currencies. Therefore, our reported cash balances are subject to fluctuations in foreign exchange rates. As a result of fluctuations in exchange rates, we have experienced gains on holding cash of $4.3 million and $0.5 million for the fiscal years ended June 30, 2006 and 2005, respectively.

Consolidated Statements of Operations

(in thousands, except per-share amounts)	For the years ended June 30, **2006**	2005	2004
Revenue:			
Conditional access	**$ 350,667**	$ 339,414	$ 178,286
Integration, development and support	**46,903**	52,636	55,601
License fees and royalties	**88,686**	71,443	51,673
New technologies	**106,193**	85,945	64,942
Other	**7,674**	6,892	6,161
Total revenue (inclusive of $458,042, $411,857 and $202,095 from related parties)	**600,123**	556,330	356,663
Cost of goods and services sold (exclusive of items shown separately below):			
Smart card costs	**(83,021)**	(131,466)	(26,708)
Operations and support	**(139,772)**	(72,254)	(47,708)
Royalties (inclusive of $2,138, $3,682 and $576 to related parties)	**(15,035)**	(13,198)	(7,160)
Other	**(4,794)**	(2,020)	(2,811)
Total cost of goods and services sold	**(242,622)**	(218,938)	(84,387)
Gross margin	**357,501**	337,392	272,276
Operating expenses:			
Research and development	**(145,523)**	(166,504)	(146,190)
Sales and marketing	**(30,713)**	(25,820)	(25,145)
General and administration (inclusive of $173, $263 and $230 to related parties)	**(42,456)**	(43,352)	(34,140)
Amortization of other intangibles	**(9,453)**	(12,349)	(8,177)
Impairment charge	**—**	—	(11,391)
Other	**1,373**	2,824	1,192
Total operating expenses	**(226,772)**	(245,201)	(223,851)
Operating income	**130,729**	92,191	48,425
Other income:			
Interest income	**15,897**	9,773	7,342
Interest expense	**(451)**	(54)	(48)
Losses on investments	**—**	(559)	(446)
Total other income	**15,446**	9,160	6,848
Income before income tax expense and minority interests in subsidiaries, net of tax	**146,175**	101,351	55,273
Income tax expense	**(45,225)**	(27,353)	(19,061)
Minority interests in subsidiaries, net of tax	**—**	—	843
Net income	**$ 100,950**	$ 73,998	$ 37,055
Net income per share:			
Basic net income per share	**$ 1.80**	$ 1.35	$ 0.69
Diluted net income per share	**$ 1.74**	$ 1.29	$ 0.67

The accompanying notes form an integral part of these consolidated financial statements.

>> Consolidated Balance Sheets

(in thousands, except share amounts)	As of June 30, 2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$320,636**	$ 339,791
Short-term investments	**184,401**	—
Accounts receivable, net (inclusive of $74,295 and $51,909 due from related parties)	**97,716**	73,588
Accrued income	**37,050**	25,391
Income tax receivable	**1,411**	—
Inventories, net	**39,340**	41,508
Prepaid expenses	**17,031**	15,795
Other current assets	**3,650**	3,595
Total current assets	**701,235**	499,668
Property, plant and equipment, net	**46,239**	33,962
Goodwill	**66,917**	64,236
Other intangibles, net	**43,299**	48,537
Deferred tax assets	**7,506**	5,121
Other receivables	**6,681**	—
Other non-current assets	**25,244**	20,374
Total assets	**$897,121**	$ 671,898
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable (inclusive of $4,228 and $3,124 due to related parties)	**$ 26,966**	$ 18,336
Deferred income	**45,492**	47,175
Accrued payroll costs	**26,647**	25,069
Accrued expenses	**26,245**	21,097
Income tax liabilities	**19,039**	4,070
Other current liabilities	**16,762**	13,498
Total current liabilities	**161,151**	129,245
Accrued expenses	**33,747**	28,547
Deferred income	**134,529**	87,353
Total liabilities	**329,427**	245,145
Commitments and contingencies		
Shareholders' equity:		
Series A ordinary shares, par value $0.01 per share: 48,000,000 shares authorized; 14,873,262 and 13,318,546 shares outstanding as of June 30, 2006 and 2005, respectively	**148**	133
Series B ordinary shares, par value $0.01 per share: 52,000,000 shares authorized; 42,001,000 shares outstanding as of June 30, 2006 and 2005	**420**	420
Deferred shares, par value £1 per share: 42,000,002 shares authorized and outstanding as of June 30, 2006 and 2005	**64,103**	64,103
Additional paid-in capital	**534,668**	498,363
Accumulated deficit	**(79,621)**	(180,571)
Other comprehensive income	**47,976**	44,305
Total shareholders' equity	**567,694**	426,753
Total liabilities and shareholders' equity	**$897,121**	$ 671,898

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	For the years ended June 30, **2006**	2005	2004
Operating activities:			
Net income	**$ 100,950**	$ 73,998	$ 37,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**17,058**	15,405	13,526
Amortization of other intangibles	**9,453**	12,349	8,177
Impairment charge	**—**	—	11,391
Stock option-based compensation	**6,626**	4,327	2,911
Other stock-based compensation	**—**	—	1,832
Other compensation cost	**2,206**	—	—
Losses on investments	**—**	559	446
Minority interest in subsidiaries, net of tax	**—**	—	(843)
Change in operating assets and liabilities, net of acquisitions:			
Inventories	**2,168**	(5,536)	(22,384)
Receivables and other assets	**(48,429)**	6,273	(54,753)
Deferred income	**45,493**	36,664	63,982
Accounts payable and other liabilities	**28,383**	(26,347)	30,319
Net cash provided by operating activities (inclusive of $479,648, $456,536 and $213,649 from related parties)	**163,908**	117,692	91,659
Investing activities:			
Capital expenditure	**(30,018)**	(20,584)	(17,603)
Proceeds from sale of property, plant and equipment	**602**	39	397
Short-term investments	**(184,401)**	—	—
Proceeds from sale of investments	**—**	264	—
Business acquisitions, net of cash acquired	**(3,118)**	(17)	(65,644)
Other	**—**	—	(870)
Net cash used in investing activities	**(216,935)**	(20,298)	(83,720)
Financing activities:			
Issuance of shares (inclusive of realized excess tax benefits of $7,828, $— and $—)	**29,597**	13,294	2,212
Other	**—**	—	40
Net cash provided by financing activities	**29,597**	13,294	2,252
Net (decrease) increase in cash and cash equivalents	**(23,430)**	110,688	10,191
Cash and cash equivalents, beginning of period	**339,791**	228,620	202,185
Exchange movements	**4,275**	483	16,244
Cash and cash equivalents, end of period	**$ 320,636**	$339,791	$228,620

The accompanying notes form an integral part of these consolidated financial statements.

>> Consolidated Statements of Shareholders' Equity and Other Comprehensive Income

	For the years ended June 30,					
	2006		2005		2004	
(in thousands, except share amounts)	**Shares**	**Amount**	Shares	Amount	Shares	Amount
Series A ordinary shares of $0.01 par value each:						
Balance, beginning of year	**13,318,546**	**$ 133**	12,186,598	$ 122	11,983,681	$ 120
Shares issued on exercise of employee stock options	**1,554,716**	**15**	1,131,948	11	202,917	2
Balance, end of year	**14,873,262**	**148**	13,318,546	133	12,186,598	122
Series B ordinary shares of $0.01 par value each:						
Balance, beginning and end of year	**42,001,000**	**420**	42,001,000	420	42,001,000	420
Deferred shares of £1 par value each:						
Balance, beginning and end of year	**42,000,002**	**64,103**	42,000,002	64,103	42,000,002	64,103
Additional paid-in capital:						
Balance, beginning of year		**498,363**		478,599		473,478
Shares issued on exercise of employee stock options		**21,754**		13,283		2,210
Stock option-based compensation (inclusive of tax benefit of $7,925, $2,154 and $—)		**14,551**		6,481		2,911
Balance, end of year		**534,668**		498,363		478,599
Deferred stock-based compensation:						
Balance, beginning of year		**—**		—		(1,832)
Stock-based compensation (nil tax effect)		**—**		—		1,832
Balance, end of year		**—**		—		—
Accumulated deficit:						
Balance, beginning of year		**(180,571)**		(254,569)		(291,624)
Net income		**100,950**		73,998		37,055
Balance, end of year		**(79,621)**		(180,571)		(254,569)
Accumulated other comprehensive income:						
Balance, beginning of year		**44,305**		44,669		19,666
Other comprehensive income (loss)		**3,671**		(364)		25,003
Balance, end of year		**47,976**		44,305		44,669
Accumulated deficit and accumulated other comprehensive income, end of year		**(31,645)**		(136,266)		(209,900)
Total shareholders' equity						
Balance, beginning of year		**426,753**		333,344		264,331
Balance, end of year		**$ 567,694**		$ 426,753		$ 333,344

(continued)

Consolidated Statements of Shareholders' Equity and Other Comprehensive Income (continued)

(in thousands)	For the years ended June 30, **2006**	2005	2004
Comprehensive income:			
Net income	**$100,950**	$73,998	$37,055
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments (nil tax effect)	**2,832**	380	23,599
Minimum pension liability adjustment, net of tax of ($361), $336 and ($599)	**839**	(744)	1,404
Total other comprehensive income (loss), net of tax	**3,671**	(364)	25,003
Total comprehensive income	**$104,621**	$73,634	$62,058
Elements of other comprehensive income:			
Foreign currency translation adjustments:			
Balance, beginning of year	**$ 47,382**	$47,002	$23,403
Fiscal year activity (nil tax effect)	**2,832**	380	23,599
Balance, end of year	**50,214**	47,382	47,002
Minimum pension liability adjustment:			
Balance, beginning of year	**(3,077)**	(2,333)	(3,737)
Fiscal year activity, net of tax of ($361), $366 and ($599)	**839**	(744)	1,404
Balance, end of year	**(2,238)**	(3,077)	(2,333)
Total other comprehensive income:			
Total other comprehensive income (loss) for year, net of tax	**3,671**	(364)	25,003
Total accumulated other comprehensive income, net of tax, beginning of year	**44,305**	44,669	19,666
Total accumulated other comprehensive income, net of tax, end of year	**$ 47,976**	$44,305	$44,669

The accompanying notes form an integral part of these consolidated financial statements.

>> Notes to Consolidated Financial Statements

Note 1. Description of business

NDS Group plc (the "Company") is domiciled in the United Kingdom, incorporated in Great Britain and registered in England and Wales. The Company is engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers. The Company has customers and operations in several countries around the world. All the revenues, expenses, assets, liabilities and cash flows relate to the continuing operations of the Company.

There is a common management structure across the Company, which ensures that the various subsidiary entities operate in a coordinated and complementary manner. The business is managed as a single operating unit or segment.

The Company is a majority owned subsidiary of News Corporation and conducts business transactions with a number of affiliates and subsidiaries of News Corporation.

Note 2. Basis of presentation

Effective November 12, 2004, News Corporation changed its corporate domicile from Australia to the United States and as a result, from that date the Company no longer qualified as a foreign private issuer under U.S. securities laws. The Company also changed its reporting currency from pounds sterling to U.S. dollars. Accordingly, these consolidated financial statements are stated in U.S. dollars, and have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Prior to November 12, 2004, the Company published financial information in accordance with U.K. generally accepted accounting practice ("U.K. GAAP") in pounds sterling. Financial information for periods ending, and as of, dates prior to the beginning of fiscal 2005, has been derived from previously audited U.K. GAAP financial information by adjusting for differences between U.K. GAAP and GAAP and then translating that information into U.S. dollars.

Unless the text indicates otherwise, all financial information, except share and per share amounts, is stated in thousands of U.S. dollars.

Note 3. Summary of significant accounting policies

The significant accounting policies adopted by the Company are summarized below.

a) Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" as revised in December 2003 ("FIN 46R"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R.

All intercompany transactions and balances have been eliminated on consolidation. Acquisitions of controlled entities are accounted for using the purchase method of accounting. The results and cash flows of businesses acquired or sold are consolidated for the periods from or to the date on which control passed to or from the Company.

b) Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Foreign currency

The reporting currency of the Company is the U.S. dollar. The functional currency of each of the entities which are consolidated in these financial statements is the currency of the primary economic environment in which each entity operates.

Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant entity at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the balance sheet date, with any resulting gain or loss being recorded in the statement of operations.

The results and cash flows of entities whose functional currency is not the U.S. dollar are translated into U.S. dollars at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Resulting foreign exchange differences are recorded in other comprehensive income.

d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash deposits with banks repayable on demand and fixed term cash deposits with banks with original maturities of three months or less.

e) Short-term investments

Short-term investments consist of deposits with banks with original maturities of greater than three months.

f) Concentration of credit risk

Cash, cash equivalents and term deposits are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand or have original terms of up to six months. They are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

g) Inventories

Inventories are valued at the lower of cost (calculated on a first in, first out basis) and market value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Market value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. A reserve is established for obsolete, slow-moving or defective items where appropriate.

Contract work-in-progress represents the cost of purchased goods and services and the direct labor cost of work undertaken for customer contracts, where such costs can be clearly related to development and integration work for which the associated revenue has not been recognized.

h) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred.

The Company leases premises which it occupies under operating leases with third party landlords. Rentals, net of incentives, are recorded in the consolidated statement of operations on a straight-line basis over the primary term of the lease. Incentive payments related to leasehold improvements are deferred and recorded in the consolidated statement of operations on a straight-line basis over the primary term of the lease. Cash received under such incentive arrangements is included within net cash provided by operating activities.

Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy or changes to business plans in different locations, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense. An impairment test is conducted if circumstances indicate that the carrying value may not be recoverable and any impairment is recorded in the statement of operations in the period in which it is identified.

i) Goodwill and other intangible assets

The Company follows Statement of Financial Accounting Standard ("SFAS") No. 142: "Goodwill and Other Intangible Assets." The standard requires that goodwill and indefinite-lived intangible assets should not be amortized. However, goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more frequently if circumstances indicate that the carrying value is impaired. Any impairment is recorded in the statement of operations in the period in which it is identified.

Intellectual property rights purchased or licensed by the Company are included at cost as other intangible assets and are amortized on a straight-line basis over their useful economic lives. The useful life of purchased or licensed intellectual property rights is considered on a case by case basis. The estimates of the periods over which benefits will accrue to the Company in respect of purchased or licensed intellectual property rights have ranged from three to ten years. An impairment test is conducted if circumstances indicate that the carrying value may not be recoverable and any impairment is recorded in the statement of operations in the period in which it is identified.

j) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Where an arrangement includes more than incidental software elements, the Company follows Statement of Position 97-2: "Software Revenue Recognition" ("SOP 97-2"). Where an arrangement does not involve the supply of software and that arrangement is separate from an arrangement for the supply of software, the Company follows Staff Accounting Bulletin No. 104: "Revenue Recognition" ("SAB 104") and Emerging Issues Task Force Issue No. 00-21: "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). As the Company's business develops, other accounting guidance may become applicable.

Many of the Company's contracts contain multiple deliverables. Where an arrangement is accounted for under SOP 97-2, revenue from delivered elements is deferred until such time as the Company has vendor specific objective evidence of the value of the undelivered elements. Where the only undelivered element is post-contract support and the Company does not have vendor specific objective evidence of the value of that post-contract support, the revenue from the entire arrangement is recognized over the term of the support period. Where an arrangement is accounted for under SAB 104 and EITF 00-21, the Company considers whether the various deliverables should be considered separate units of accounting. In such circumstances, revenues from these arrangements are recognized based on the relative fair

>> Notes to Consolidated Financial Statements (continued)

values of all the elements. Where fair value of delivered items cannot be determined, but the fair value of the undelivered elements can be determined, the fair value of the undelivered elements is deferred and the residual revenue is allocated to delivered elements. Where it is not possible to allocate consideration to separate deliverables in the manner prescribed by the accounting literature, revenue is deferred until all items have been delivered.

Smart cards and security maintenance revenue

Most of the arrangements under which the Company generates revenue from the sale of smart cards and the provision of security maintenance services are accounted for under SAB 104 and EITF 00-21. Revenue derived from sales of smart cards is recognized upon delivery of the smart cards in accordance with contractual terms. Appropriate provision is made for warranty and similar arrangements agreed with customers. For some contracts, the Company receives fees from platform operators for the maintenance of security of the conditional access system for a specified duration. These revenues are recognized over the term of the security contract in the period in which the security maintenance activities are performed. In some instances, the maintenance of security includes a requirement to replace a population of smart cards with a supply of "changeover cards" which is considered a separate unit of accounting. In such instances, an amount of the maintenance income is deferred and is recognized when the changeover cards are delivered. The amount of such maintenance revenue to be deferred is based on the fair value of the undelivered future changeover cards.

Software revenue

Apart from the arrangements for the supply of smart cards and security maintenance services referred to above, most of the other arrangements under which the Company generates revenue involve the supply of software and are accounted for under SOP 97-2. Revenue is deferred until all elements have been delivered or until the Company has vendor specific objective evidence of the fair value of the undelivered elements. Set-top box royalty income may continue to arise after all elements of an arrangement have been delivered. Such revenue is recognized when it is fixed or determinable, and this is typically when the Company receives reports from the platform operator or the set-top box manufacturer of the number of units manufactured or deployed.

Deferred income

Revenue billed but not recognized is recorded in the Company's consolidated balance sheet as deferred income. Where the revenue is expected to be recognized within one year of the balance sheet date, the deferred income is classified as a current liability; otherwise it is classified as a non-current liability.

k) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent that amounts are expected to be reinvested indefinitely.

l) Comprehensive income

The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income. Comprehensive income comprises net income, foreign currency translation adjustments and certain pension adjustments.

m) Stock option-based compensation expense

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (R), "Share-Based Payment" ("SFAS No. 123 (R)"). This standard requires the cost of employee compensation paid with equity instruments to be measured based on grant date fair values. That cost is recognized over the vesting period. SFAS No. 123 (R) became effective for the Company on July 1, 2005. The Company has adopted the modified prospective method to transition to SFAS No. 123 (R). The compensation cost attributable to awards which were unvested as of July 1, 2005 is recognized in the income statement using the accelerated attribution method and the same estimates of grant date fair value as had previously been disclosed in the Company's financial statements. For awards granted after July 1, 2005, the compensation cost is recognized ratably over the vesting period using estimates of fair value made as of the grant date.

For all periods ending prior to July 1, 2005, stock-based compensation was accounted for by using the intrinsic value-based method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the Company followed the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As a result of adopting SFAS No. 123 (R) on July 1, 2005, the Company's income before income taxes for fiscal 2006 was approximately $4.2 million lower, net income was approximately $3.6 million lower and basic and diluted net income per share were both approximately $0.06 lower than if the Company had continued to account for stock-based compensation under APB 25.

Prior to the adoption of SFAS No. 123 (R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123 (R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized from those options ("excess tax benefits") to be classified as financing cash flows. Accordingly, the $7.8 million excess tax benefits classified as a financing cash inflow in fiscal 2006 would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123 (R).

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock option-based employee compensation using a Black-Scholes option valuation methodology, for periods prior to the adoption of SFAS No. 123 (R). These pro forma effects may not be representative of future stock option-based compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional stock options may be granted in future years. Additionally, the terms of certain stock options held by the Company's previous Chief Financial Officer were modified on his departure, and the vesting of certain stock options was accelerated on June 27, 2005 (as discussed below).

	For the years ended June 30,	
(in thousands, except per share amounts)	2005	2004
Net income, as reported	$ 73,998	$37,055
Add: Stock option-based compensation cost included in the determination of net income as reported (net of tax benefits of $1,701 and $—)	2,626	2,911
Deduct: Total stock option-based compensation determined under fair value based method for all awards, net of tax benefits of ($3,059 and $—)	(18,089)	(9,369)
Pro forma net income	$ 58,535	$30,597
Net income per share		
Basic net income per share, as reported	$ 1.35	$ 0.69
Diluted net income per share, as reported	$ 1.29	$ 0.67
Pro forma basic net income per share	$ 1.07	$ 0.57
Pro forma diluted net income per share	$ 1.02	$ 0.55

In recognition of his contribution to the Company, the Remuneration Committee of the Company's Board of Directors ("the Remuneration Committee") modified the terms of certain vested stock options held by the previous Chief Financial Officer such that those stock options may be exercised at any time prior to September 20, 2006 rather than lapsing on his departure. The additional charge under APB 25 of this modification, which is included in the consolidated statement of operations, is $1.3 million net of tax of $0.6 million.

On June 27, 2005, the Remuneration Committee approved the acceleration of vesting of unvested out-of-the-money stock options granted under the Company's stock option plans. The affected stock options are those with exercise prices greater than $32.50 per share, which was the closing price of the Company's Series A ordinary shares (as traded in the form of American Depositary Shares on the NASDAQ National Market) on June 21, 2005. As a result of this action, the vesting of approximately 551,000 previously unvested stock options was accelerated and those stock options are now immediately exercisable. The action did not accelerate the vesting of any of the unvested stock options held by Directors, the Chief Executive Officer or the Chief Financial Officer.

The Remuneration Committee's decision to accelerate the vesting of these stock options was in anticipation of compensation expense to be recorded subsequent to the effect date of SFAS No. 123 (R) on July 1, 2005. Incremental expense of approximately $9.6 million ($8.8 million, net of tax) associated with the acceleration was recorded in the fiscal 2005 pro forma disclosure.

n) Government incentives

The Company benefits from various government incentives in certain countries in which it operates. The Company has received grants from the government of the State of Israel towards the cost of certain plant, property and equipment. Such grants are treated as a reduction in the cost of the related asset. The Company has received grants from the French Government and the European Union towards the cost of certain research and development projects. Such grants are treated as a reduction in research and development costs in the consolidated statement of operations. In certain jurisdictions, the Company benefits from reduced income tax rates and/or the benefit of certain tax allowances. Such benefits reduce the Company's income tax expense.

o) New accounting pronouncements

On July 13, 2006, FASB issued FIN No. 48: "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year beginning July 1, 2007. The Company is currently considering the impact, if any, on the Company's consolidated financial statements.

Note 4. Net income per share

Basic net income per share is calculated as net income divided by the weighted average number of ordinary shares in issue in each period. The interests of ordinary shareholders may be diluted due to the existence of stock options granted to employees. The dilutive effect of potential shares has been calculated using the treasury method and as such, is a function of the average share

>> Notes to Consolidated Financial Statements (continued)

price in each period. The Company's Series A and Series B ordinary shares have equal rights except in respect of voting and as such have equal weighting in the calculation of net income per share and equal net income per share.

The numerator for the calculations of net income per share is net income. The denominator for the calculations is the weighted average numbers of shares, as follows:

	For the years ended June 30,		
	2006	2005	2004
Weighted average number of ordinary shares in issue	**56,082,819**	54,758,479	54,093,083
Effect of dilutive stock options	**1,917,352**	2,679,008	1,553,088
Denominator for dilutive net income per share	**58,000,171**	57,437,487	55,646,171
Anti-dilutive options excluded from calculation	**971,168**	55,042	929,121

Note 5. Inventories

	As of June 30,	
(in thousands)	**2006**	2005
Unprocessed smart cards and their components	**$37,579**	$40,047
Other smart card inventory	**2,731**	1,670
Inventory reserves	**(2,511)**	(3,398)
	37,799	38,319
Contract work-in-progress	**1,541**	3,189
Total inventories	**$39,340**	$41,508

Unprocessed smart cards and their components are considered to be in the state of work-in-progress. Other smart card inventory represents smart cards shipped to customers but for which revenue had not been recognized as of the balance sheet date.

The chips used in smart cards are purchased from a limited number of suppliers. In the event of a disruption of supply, including a shortage of manufacturing capacity, the Company may be unable to develop an alternative source in a timely manner or at favorable prices. Such failure could harm the Company's ability to deliver smart cards to its customers or could negatively affect operating margins.

Certain chips and smart cards have no use other than for the customer for whom they were purchased. On occasions, the Company purchases inventory in excess of amounts covered by firm customer orders. The Company often bears the risk of surplus inventory in these circumstances. Provision is made for surplus or obsolete inventory and historically, amounts written off in excess of reserves have not been significant.

Note 6. Accounts receivable

	As of June 30,	
(in thousands)	**2006**	2005
Gross amount due	**$98,840**	$75,015
Less valuation reserves	**(1,124)**	(1,427)
	$97,716	$73,588

Three customers, all of whom are related parties, account for 68% of gross accounts receivable as of June 30, 2006. No other customers individually accounted for more than 5% of gross accounts receivable.

Note 7. Property, plant and equipment

		As of June 30,	
(in thousands)	Useful lives	**2006**	2005
Leasehold improvements	3 to 7 years	**$ 22,380**	$ 14,157
Plant and equipment	2 to 5 years	**100,843**	86,864
		123,223	101,021
Less accumulated depreciation		**(76,984)**	(67,059)
Total property, plant and equipment, net		**$ 46,239**	$ 33,962

	For the years ended June 30,		
	2006	2005	2004
Depreciation related to property, plant and equipment	**$17,058**	$15,405	$13,526
Operating lease expense	**$16,118**	$15,267	$13,124

Estimated future minimum rental payments under operating lease arrangements existing as of June 30, 2006 were as follows:

(in thousands)	Minimum rental payments
Fiscal 2007	$ 18,987
Fiscal 2008	18,925
Fiscal 2009	16,969
Fiscal 2010	14,194
Fiscal 2011	14,128
Thereafter	47,300
Total minimum rental payments	$130,503

Certain of the Company's property leases contain terms which permit upwards-only rent reviews. It is not possible to quantify the effect, if any, that such reviews may have on future rental payments.

Note 8. Goodwill and other intangible assets

Goodwill

The movement in goodwill during the fiscal year ended June 30, 2006 was as follows:

(in thousands)	Goodwill
Beginning of year	$64,236
Additions	916
Foreign exchange movement	1,765
End of year	$66,917

Fiscal 2006 transactions

In September 2005, the Company acquired NT Media Limited, whose business is the development of gaming applications, for initial consideration of $3.2 million paid in cash. The fair value of assets and liabilities acquired was as follows:

(in thousands)	Fair value
Cash	$ 67
Other current assets	347
Goodwill	916
Other intangibles	3,054
Property, plant and equipment	21
Current liabilities	(303)
Other liabilities	(917)
Total consideration	$3,185

The intangible assets acquired comprise intellectual property rights which are being amortized over their expected useful lives of five years. The purchase agreements provided that additional consideration of up to $4.3 million may be payable in cash, contingent upon the business achieving certain targets through September 1, 2008. Of this contingent consideration, $2.2 million has been recognized as a liability within the consolidated balance sheet as of June 30, 2006 and recorded as an expense within the consolidated statement of operations for the fiscal year ended June 30, 2006. It is expected that any further amounts of additional contingent consideration will be recorded within the consolidated statement of operations when the contingencies have been resolved.

Fiscal 2004 transactions

In December 2003, the Company acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for consideration in cash of the equivalent of $65.0 million (net of cash acquired). As of June 30, 2004, the Company examined in detail the plans and projections of the acquired business and the way in which it had been integrated into the rest of the organization. As a result of this assessment, management concluded that the value attributed to the intellectual property rights and products of the MediaHighway business were supported by the business plans and cash flow projections. These intangible assets are being amortized over their expected useful lives of three to ten years. However, the projections of the incremental future cash flows attributable to the acquired business did not support the value of the goodwill acquired. Accordingly an impairment charge was recorded to write down the acquired goodwill from its cost of $11,391 to nil and this impairment charge was recorded as part of operating expenses in the fiscal year ended June 30, 2004.

Other intangibles

Other intangible assets comprise intellectual property rights:

		As of June 30,	
(in thousands)	Useful lives	**2006**	2005
Cost	3 to 10 years	**$ 76,509**	$ 72,191
Less accumulated amortization		**(33,210)**	(23,654)
Other intangibles, net		**$ 43,299**	$ 48,537

	For the years ended June 30,		
	2006	2005	2004
Amortization of other intangibles	**$9,453**	$12,349	$8,177

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years was as follows: 2007–$9.6 million; 2008–$9.5 million; 2009–$9.5 million; 2010–$9.5 million; and 2011–$4.5 million.

Note 9. Deferred income

	As of June 30,	
(in thousands)	**2006**	2005
Deferred security fees	**$134,129**	$ 87,941
Advance receipts and other deferred income	**45,892**	46,587
Total deferred income	**$180,021**	$134,528
Included within current liabilities	**$ 45,492**	$ 47,175
Included within non-current liabilities	**134,529**	87,353
	$180,021	$134,528

Note 10. Abandoned property leases

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
Beginning of year	**$ 1,141**	$ 8,727	$ 3,852
Additions	**652**	—	5,812
Reversals	**(225)**	(5,521)	—
Used	**(1,572)**	(2,118)	(1,526)
Foreign exchange movements	**4**	53	589
End of year	**$ —**	$ 1,141	$ 8,727

In fiscal 2001, the Company decided to abandon its leased premises at Heathrow, England which the Company vacated in September 2000. Additional accruals were made in the years through fiscal 2004, as the Company was unable to assign the lease back to a former tenant. During fiscal 2005, the Company committed to reoccupy most of the premises and the Company reversed a part of the accrual previously made. The Company reoccupied part of the premises in October 2005; the remaining part of the premises was assigned to a third party in fiscal 2006 and the remaining part of the accrual was reversed. All amounts accrued and reversed have been included within general and administrative expenses in the consolidated statement of operations and within accrued expenses in the consolidated balance sheet. Additionally, in November 2005, the Company consolidated its U.S. operations at a single facility at Costa Mesa, California and abandoned its two previous premises in California. An accrual for obligations from the cease use date until the termination of the leases of those two abandoned properties was recorded during fiscal 2006 in the consolidated statement of operations within cost of goods and services sold—operations.

There was no remaining accrual as of June 30, 2006. The cumulative amount charged to the consolidated statement of operations and paid through June 30, 2006 was $10.9 million.

Note 11. Shareholders' equity

The Company has two classes of ordinary shares: Series A and Series B. The Series B ordinary shares are all owned by News Corporation. Substantially all of the Series A ordinary shares are held by The Bank of New York as depositary to support American Depositary Shares which are traded on NASDAQ. News Corporation has no interest in any of the Series A ordinary shares.

The two classes of ordinary shares entitle the holder to the same rights except that the Series A and Series B ordinary shares are entitled to one vote and ten votes per share respectively. The Series B ordinary shares may be converted by the shareholder into Series A ordinary shares, at the instigation of the shareholder at any time. Automatic conversion will occur if any sale, transfer or other disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by News Corporation.

The Company also has outstanding 42,000,002 Deferred Shares of £1 each, all of which are owned by News Corporation. The Deferred Shares do not entitle the holders thereof to receive notice of, or attend or vote at, meetings of shareholders of the Company, or to receive dividends. Upon liquidation of the Company, the Deferred Shares entitle the holders to repayment of the capital paid up on those shares, but only after each holder of ordinary shares has received (i) the amount paid up on his shares and (ii) an additional sum of $1 million per share.

Note 12. Related party transactions

The Company conducts business transactions with News Corporation and its subsidiaries and affiliates. These entities are considered to be related parties. Agreements covering arrangements between News Corporation or its subsidiaries or affiliates and the Company are entered into in the context of two entities over which a third entity exercises significant influence or control. There can be no assurance, therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. Any new contracts with related parties or significant amendments to such contracts are approved by the Audit Committee of the Company's Board of Directors.

These transactions are of three main types: the provision by the Company of technology and services for digital pay-television systems; the payment by the Company of royalties for the use of certain intellectual property rights; and the receipt by the Company of some administration and finance services.

a) Provision of technology and services

Technology and services for digital pay-television platform operators are supplied to affiliates and subsidiaries of News Corporation. The principal related parties supplied by the Company are BSkyB, DIRECTV, DIRECTV Latin America, Sky Brasil, Sky Mexico, FOXTEL, Sky Network Television and Tata Sky (all of which are affiliates of News Corporation), and Sky Italia and STAR TV (both of which are subsidiaries of News Corporation).

Revenue recognized from such related parties was as follows:

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
Revenue from related parties	**$458,042**	$411,857	$202,095

Included within the consolidated balance sheet are the following amounts in respect of normal sales transactions with related parties:

	As of June 30,	
(in thousands)	**2006**	2005
Accounts receivable	**$ 74,295**	$ 51,909
Accrued income	**25,434**	18,806
Deferred income	**(160,196)**	(109,576)

b) Royalty payments

A royalty is payable to a related party in respect of certain intellectual property rights which the Company has licensed for use in certain applications supplied to customers.

The royalty expense payable to the related party was as follows:

(in thousands)	For the years ended June 30, **2006**	2005	2004
Royalties payable to related party	**$2,138**	$3,682	$576

Included within the consolidated balance sheet are the following amounts in respect of royalties payable to a related party:

(in thousands)	As of June 30, **2006**	2005
Accrued expenses	**$750**	$3,162

c) Administration and finance services

News Corporation provides services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between the Company and News Corporation. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Audit Committee of the Company's Board of Directors. The services covered by the Master Intercompany Agreement include cash management and financing, services of News Corporation employees, facility arrangements, and employee matters, including pensions and certain other services.

Administration fees charged in respect of these services were as follows:

(in thousands)	For the years ended June 30, **2006**	2005	2004
Administration fees charged by related parties	**$173**	$263	$230

As part of these administration and finance services, News Corporation pays certain costs (principally certain payroll, legal and property expenses) on behalf of the Company. The Company reimburses News Corporation for such payments, typically the month following that in which the payment was made by News Corporation. Included within the consolidated balance sheet are the following amounts which were owed to News Corporation in respect of administrative services and other costs paid by News Corporation on behalf of the Company:

(in thousands)	As of June 30, **2006**	2005
Accounts payable	**$4,228**	$3,124

d) Other

The Company has a short-term loan facility of £30 million (approximately $55 million) from News Corporation. The facility has no expiry date and no amounts were drawn down as of June 30, 2006 or June 30, 2005. The facility is considered to be adequate for the Company's needs.

The Company has entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other subsidiaries of News Corporation for amounts owed to the bank under a collective overdraft facility of £20 million (approximately $37 million). News Corporation has indemnified the Company against any liabilities which the Company may be required to pay under these cross-guarantees. Management has been informed by News Corporation that no amounts were owed to HSBC Bank plc as of June 30, 2006 or June 30, 2005 which would be covered by these guarantees.

Note 13. Contingencies and commitments

a) Firm commitments

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments at June 30, 2006.

	As of June 30, 2006				
	Payments due by period				
(in thousands)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Operating lease obligations	**$130,503**	**$18,987**	**$35,894**	**$28,322**	**$47,300**
Smart card purchase obligations	**58,921**	**52,921**	**6,000**	**—**	**—**
	$189,424	**$71,908**	**$41,894**	**$28,322**	**$47,300**

>> Notes to Consolidated Financial Statements (continued)

b) Litigation

Echostar litigation
On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against the Company in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003, which purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the court limited these claims to acts allegedly occurring within three years of the filing of Echostar's original complaint.

After Echostar filed a second amended complaint, the Company filed a motion to dismiss this complaint on March 31, 2004. On July 21, 2004, the court issued an order directing Echostar to, among other things, file a third amended complaint within ten days correcting various deficiencies noted in the second amended complaint. Echostar filed its third amended complaint on August 4, 2004. On August 6, 2004, the court ruled that the Company was free to file a motion to dismiss the third amended complaint, which the Company did on September 20, 2004. The hearing occurred on January 3, 2005. On February 28, 2005, the court issued an order treating the Company's motion to dismiss as a motion for a more definite statement, granting the motion and giving Echostar until March 30, 2005 to file a fourth amended compliant correcting various deficiencies noted in the third amended complaint. On March 30, 2005, Echostar filed a fourth amended complaint, which the Company moved to dismiss. On July 27, 2005, the court granted in part and denied in part the Company's motion to dismiss, and again limited Echostar's surviving claims to acts allegedly occurring within three years of the filing of Echostar's original complaint. The Company's management believe these surviving claims are without merit and intends to vigorously defend against them.

On October 24, 2005, the Company filed its Amended Answer with Counterclaims, alleging that Echostar misappropriated the Company's trade secrets, violated the Computer Fraud and Abuse Act and engaged in unfair competition. On November 8, 2005, Echostar moved to dismiss the Company's counterclaims for conversion and claim and delivery, arguing that these claims were preempted and time-barred. Echostar also moved for a more definite statement of the Company's trade secret misappropriation claim. On December 8, 2005, the court granted in part and denied in part Echostar's motion to dismiss and for a more definite statement, but granted the Company leave to file amended counterclaims. On December 13, 2005, the Company filed a Second Amended Answer with Counterclaims, which Echostar answered on December 27, 2005. The court has set this case to go to trial in April of 2008.

The International Electronic Technology Corp. litigation
On April 18, 1997, International Electronic Technology Corp. ("IETC") filed suit in the United States District Court for the Central District of California against the Company's customers, Hughes, DIRECTV, Inc. and Thomson Consumer Electronics, Inc., alleging infringement of one U.S. patent and seeking unspecified damages and injunction.

Although not a party to this case, the Company has assumed the defense and agreed to indemnify the named defendants. The defendants have raised defenses, including non-infringement and invalidity. On September 22, 2005, the court issued an order construing certain terms in the patent as a matter of law, after an extensive delay due to the death of two judges previously assigned to the case. Following receipt of the claim construction order, defendants notified IETC that they intended to file a motion for summary judgment of non-infringement based on the claim construction. During a status conference with the court on January 9, 2006, IETC requested that defendants' motion be deferred to permit it to seek additional document discovery. The court denied this request, and ordered IETC to make its request in response to defendants' summary judgment motion. Defendants' motion for summary judgment was filed on January 30, 2006. On March 9, 2006, the court granted defendants' motion, and judgment for defendants was entered on March 24, 2006. IETC has filed a notice of appeal to the United States Court of Appeals for the Federal Circuit, and served its appeal brief in late June 2006.

Sogecable litigation
On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against the Company in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003, which purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. The Company filed a motion to dismiss the second amended complaint on March 31, 2004. On July 23, 2004, the court heard oral argument on the motion and

advised that a formal ruling should be issued by early August. On August 4, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable had until October 4, 2004 to file a third amended complaint. On October 1, 2004, Sogecable notified the court that it would not be filing a third amended complaint, but would appeal the court's entry of final judgment dismissing the suit to the United States Ninth Circuit Court of Appeals. Sogecable has filed a brief on appeal. The Company's opposition was filed on August 22, 2005, and Sogecable filed its reply on September 6, 2005.

Barry Thomas litigation
On November 28, 2005, Barry W. Thomas filed a complaint alleging infringement of United States Patent No. 4,777,354 by DIRECTV, Inc., its parent The DIRECTV Group, Inc., and the National Rural Telecommunications Cooperative in the United States Distinct Court for the Western District of North Carolina, Charlotte Division, captioned "Barry W. Thomas v. DIRECTV, Inc., et al., No. 3:05CV496-K (W.D.N.C.)." Although not a party to this case, the Company has assumed a share in the cost of DIRECTV, Inc.'s defense.

On February 24, 2006, Mr. Thomas voluntarily dismissed his complaint against The DIRECTV Group, Inc., but not his complaint against DIRECTV, Inc. On February 27, 2006, DIRECTV, Inc. filed an Answer and Counterclaims where, among other things, DIRECTV, Inc. denied Mr. Thomas's allegations of infringement and alleged that the patent is invalid, unenforceable, and that Mr. Thomas's cause of action is barred by the equitable doctrine of laches. The case is currently in the discovery phase, with no schedule for pretrial proceedings or a trial date set by the Court. The Company believes Mr. Thomas's claims are without merit and intends to vigorously defend itself in this matter.

c) Government grants
The Company has received grants from the government of the State of Israel towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to June 30, 2006 amounted to approximately $11 million. It is not anticipated that any repayment will be required. Property, plant and equipment situated in Israel with a net book value of $11 million as of June 30, 2006 is the subject of a floating charge to secure compliance with the terms of the grants.

d) Guarantees
In the normal course of business, the Company provides indemnification agreements of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of our products or services. The nature of these commitments has been considered in determining the revenues and costs recognized in these financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on the Company's future results of operations.

e) Other
The nature of the Company's business is such that it may be subject to claims by third parties alleging infringements of various intellectual property rights. Such claims are vigorously defended. Where a liability arising from these claims is probable, an accrual is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts recognized in these financial statements would materially affect the Company's financial position.

Amounts payable by the Company under certain contracts are subject to audit rights held by third parties and the terms of such contracts may be open to subjective interpretation. The Company settles its liabilities under such contracts based on its assessment of the amounts due; however, it may be subject to claims that the amounts paid are incorrect. It is not considered that any resulting liability in excess of amounts recognized in these financial statements would materially affect the Company's financial position.

14. Stock option plans

The Company has three executive stock option schemes under which stock options have been granted to certain Directors, Executive Officers and employees: The NDS 1997 Executive Share Option Scheme (the "1997 scheme"), The NDS 1999 Executive Share Option Scheme (the "1999 unapproved scheme") and The NDS U.K. Approved Share Option Scheme (the "1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the U.K. Inland Revenue for the purposes of granting U.K. employees stock options over shares in the Company which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options have been granted under the 1997 scheme. The schemes provide for the grant of options to purchase Series A ordinary shares in the Company with a maximum term of ten years. Stock options granted under the schemes vest in equal portions over a four-year period. The schemes authorize options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant.

>> Notes to Consolidated Financial Statements (continued)

In addition, the Company has operated employee share ownership schemes in the United Kingdom, Israel and the United States. These enabled employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price was set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on The NASDAQ Stock Market ("NASDAQ") on the last trading day before the announcement of the schemes. These schemes have now matured and as of June 30, 2006 there are no options outstanding under these employee share ownership schemes.

All employees are entitled to participate in the plans. However, with the exception of the employee share ownership schemes which are open to all, management determines to whom and how many options are granted. The Company's obligations under all stock option schemes have been settled by issuing new Series A ordinary shares.

The following table summarizes information about the Company's stock option transactions:

	For the year ended June 30, 2006			
	Number	Weighted average exercise price	Remaining contractual term *(in years)*	Aggregate intrinsic value *(in thousands)*
Outstanding at July 1, 2005	**4,337,513**	**$18.17**		
Granted	**941,666**	**$43.13**		
Exercised	**(1,554,716)**	**$14.00**		
Forfeited	**(33,702)**	**$20.05**		
Expired	**—**	**—**		
Outstanding at June 30, 2006	**3,690,761**	**$26.28**	**6.9**	**$75,090**
Vested or expected to vest at June 30, 2006	**3,669,632**	**$26.24**	**6.9**	**$74,826**
Exercisable at June 30, 2006	**2,150,299**	**$21.01**	**5.6**	**$55,206**

	For the years ended June 30,		
(in thousands, except per share amounts)	**2006**	2005	2004
Weighted average fair value of stock options granted in period using the assumptions set out below	**$ 29.42**	$ 23.59	$11.94
Total intrinsic value of options exercised	**$45,975**	$21,856	$2,365
Stock-based compensation cost included within the statement of operations:			
Operating expenses	**$ 6,626**	$ 4,327	$2,911
Tax benefit	**(1,179)**	(1,701)	—
Net of tax amount	**$ 5,447**	$ 2,626	$2,911
Cash received from exercise of stock options	**$21,769**	$13,294	$2,212
Excess tax benefit from exercise of stock options	**$ 7,925**	$ 2,154	$ —

As of June 30, 2006, the total compensation cost related to non-vested stock option awards not yet recognized was approximately $26.9 million and the period over which it is expected to be recognized is 3.8 years. The Company's Board of Directors may grant additional stock options or other equity-based compensation, which would result in additional operating expenses being recorded in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, using the following assumptions:

	For the years ended June 30,		
	2006	2005	2004
Risk-free interest rate	**4.5%**	4.2%	4.4%
Dividend yield	**—**	—	—
Expected volatility	**72%**	80%	87%
Expected life of stock options	**6.3 years**	6.3 years	5.0 years

The weighted average risk-free rate is the average interest rates of U.S. government bonds of comparable term to the stock options on the dates of the stock option grants. The dividend yield is assumed to be nil because the Company has not paid, and management does not currently expect to pay, a dividend. Expected volatility is derived from historical volatility of the Company's American Depositary Shares as quoted on NASDAQ. The expected life of stock options granted is derived from the historical activity of the Company's stock options and represents the period of time that stock options granted are expected to be outstanding. The stock options were granted at an exercise price equal to the closing market price on the last trading day before the date of grant.

The terms of certain stock options were modified during the fiscal year ended June 30, 2005, as described in Note 3m.

Note 15. Income taxes

Significant components of the Company's provisions for income taxes were as follows:

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
U.K. current tax	**$39,323**	$18,476	$16,121
Overseas current tax	**9,816**	8,624	5,869
Double tax relief	**(3,557)**	(4,073)	(3,237)
Total current tax	**45,582**	23,027	18,753
U.K. deferred tax	**(105)**	3,191	3,105
Overseas deferred tax	**(252)**	1,135	(2,797)
Total deferred tax	**(357)**	4,326	308
Total income tax expense	**$45,225**	$27,353	$19,061
Tax benefits on stock options, credited to additional paid-in capital	**$ (7,925)**	$ (2,154)	$ —
Tax (benefit) expense on additional pension liability, recorded within other comprehensive income	**$ 361**	$ (366)	$ 599

Income before income taxes arose in the United Kingdom and overseas as follows:

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
U.K. income before income taxes	**$132,176**	$ 80,207	$63,158
Overseas income (loss) before income taxes	**13,999**	21,144	(7,885)
Total income before income taxes	**$146,175**	$101,351	$55,273

The reconciliation of income tax computed at the U.K. statutory rate to the income tax expense is as follows:

	For the years ended June 30,		
	2006	2005	2004
Income tax at U.K. statutory rate	**30.0%**	30.0%	30.0%
Effect of different tax rates	**(0.4%)**	(1.4%)	(3.0%)
Goodwill impairment	**0.0%**	0.0%	6.1%
Stock options	**0.6%**	0.4%	1.6%
Other permanent differences	**(0.2%)**	(1.2%)	0.6%
Losses for which no relief is available	**0.0%**	0.2%	1.0%
Movement in valuation reserve	**0.9%**	0.0%	1.7%
Adjustments in respect of previous years' accruals	**0.0%**	(1.0%)	(3.5%)
Effective income tax rate	**30.9%**	27.0%	34.5%

Deferred tax assets comprise:

	As of June 30,	
(in thousands)	**2006**	2005
Property, plant and equipment	**$ 2,417**	$ 1,225
Other intangibles	**(767)**	—
Accrued expenses	**3,782**	2,137
Pension liability	**935**	1,318
Stock options	**1,139**	441
Benefit of operating losses carried forward	**7,507**	3,455
Benefit of capital losses carried forward	**608**	—
	15,621	8,576
Valuation reserve	**(8,115)**	(3,455)
Total deferred tax assets	**$ 7,506**	$ 5,121

As of June 30, 2006, the Company had approximately $22 million of net operating loss carryforwards related to operations in France available to offset future taxable income. These net operating losses may be carried forward indefinitely. Additionally, the Company had approximately $2 million of U.K. capital losses available to offset future capital gains. These capital losses may be carried forward indefinitely. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets, specifically amounts related to net operating loss carryforwards and available capital losses. Accordingly, valuation allowances of $8.1 million and $3.5 million have been established to reflect the expected realization of the deferred tax assets as of June 30, 2006 and 2005, respectively.

>> Notes to Consolidated Financial Statements (continued)

The Company has not provided for possible U.K. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $80 million as of June 30, 2006.

Note 16. Pension and other post-employment benefits

Defined contribution arrangements

Most U.K. employees of the Company are eligible for membership of the News International Pension Plan, a defined contribution scheme operated for the benefit of certain U.K. employees of News Corporation. The Company also makes contributions to other defined contribution pension plans. Aggregate Company contributions to defined contribution plans amounted to $7.9 million, $8.6 million and $5.0 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Multi-employer arrangements

Certain employees are eligible for membership of the News America Incorporated Employees' Pension and Retirement Plan and other defined benefit pension schemes which are operated by News Corporation for the benefit of certain of its controlled subsidiaries. As such, and so far as they relate to the Company, they are multi-employer defined benefit schemes. It is not possible to determine the assets and liabilities of these schemes relating to the obligations of the Company to current and former employees. Accordingly, the expense recorded in the consolidated statement of operations equates to the contributions payable in the year, as determined by third party actuaries. Company contributions amounted to $0.9 million, $0.8 million and $0.5 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Severance pay arrangements

In certain countries in which the Company has operations, principally Israel, it is obliged to make severance payments to employees leaving employment in most circumstances. The payment is based on the latest monthly salary for each year of service. The payment obligations are funded by payments to funds held by third party investment managers under approved plans. The liability is recorded gross and a separate asset is recorded equal to the market value of the funds held by investment managers. The costs associated with these arrangements included within the consolidated statement of operations amounted to $5.6 million, $4.7 million and $4.0 million for the years ended June 30, 2006, 2005 and 2004, respectively. The amounts included in the consolidated balance sheets in respect of these arrangements are as follows:

	As of June 30,	
(in thousands)	**2006**	2005
Investment funds, included within other non-current assets	**$ 25,244**	$ 20,374
Liability, included within non-current accrued expenses	**$(30,631)**	$(24,155)

Defined benefit arrangements

The Company has certain liabilities to a small number of current and former employees who are members of a U.K. defined benefit pension scheme. The scheme is closed and the age profile of the active membership is rising significantly and therefore the service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Company have agreed to make additional lump sum payments into the scheme and the contribution rates of employed members have been set individually. The Company uses a June 30 measurement date for the defined benefit pension scheme.

The elements of net periodic pension expense are as follows:

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
Service cost	**$ 178**	$ 172	$ 164
Interest cost	**978**	893	764
Expected return on assets	**(825)**	(706)	(540)
Net amortization of loss	**583**	446	445
Net periodic pension expense	**$ 914**	$ 805	$ 833

The following assumptions were used in accounting for the plan:

	For the years ended June 30,		
	2006	2005	2004
Assumed discount rate	**5.25%**	5.00%	5.75%
Expected long-term rate of return on plan assets	**7.00%**	7.50%	7.50%
Rate of increase in pensions	**3.00%**	3.00%	3.00%
Rate of compensation increase	**4.50%**	4.25%	4.50%

Overall asset returns were based upon the target asset allocation and return estimates for equity and debt securities. The expected rate of return for equities was based upon the long-term equity risk premium over the risk-free rate, which was then adjusted downward from the historical rate to reflect recent market conditions. The expected return on debt securities was based upon an analysis of current and historical yields on portfolios of similar quality and duration.

The funding of the Company's defined benefit pension plan is as follows:

(in thousands)	As of June 30, 2006	2005
Accumulated vested obligation ("ABO")	**$16,786**	$15,237
Effect of projected future salary increases	**4,799**	4,169
Projected benefit obligation ("PBO")	**21,585**	19,406
Fair value of plan assets	**13,670**	10,845
Plan assets less than PBO	**(7,915)**	(8,561)
Unrecognized net loss	**9,101**	9,485
Prepaid pension cost	**1,186**	924
Additional liability recognized through other comprehensive income	**(4,303)**	(5,316)
Total amount recorded in consolidated balance sheet	**$ (3,117)**	$ (4,392)

The following table is a reconciliation of PBO:

(in thousands)	For the years ended June 30, 2006	2005
PBO, beginning of year	**$19,406**	$15,936
Service cost	**178**	172
Interest on PBO	**978**	893
Actuarial (gain) loss	**201**	3,176
Benefits paid	**(256)**	(231)
Employee contributions	**171**	135
Foreign exchange movements	**907**	(675)
PBO, end of year	**$21,585**	$19,406

The following table is a reconciliation of the fair value of plan assets:

(in thousands)	For the years ended June 30, 2006	2005
Plan assets at fair value, beginning of year	**$10,845**	$ 8,548
Employer contributions	**1,127**	1,392
Employee contributions	**171**	135
Benefits paid	**(256)**	(231)
Return on assets	**1,214**	1,382
Foreign exchange movements	**569**	(381)
Plan assets at fair value, end of year	**$13,670**	$10,845

The following table sets forth the estimated benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

(in thousands)	Expected pension payments
2007	$ 274
2008	283
2009	316
2010	303
2011	338
2012 to 2016	3,589

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a strategic review of its asset allocation strategy every year. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 60% equity securities and 40% fixed income securities. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally, does not have any passive investments in index funds and does not utilize hedging, futures or derivative instruments. No investments are held in stock of the Company or of News Corporation.

The Company's benefit plan weighted average asset allocations as of June 30, 2006 and 2005, by asset category, are as follows:

(in thousands)	As of June 30, 2006	2005
Equities	**$ 8,065**	$ 6,432
Debt securities	**5,605**	4,353
Cash	**—**	60
Total amount recorded in consolidated balance sheet	**$13,670**	$10,845

The Company's committed minimum contributions in fiscal 2007 are expected to be $1.0 million.

>> Notes to Consolidated Financial Statements (continued)

Note 17. Segment information

The business is managed as a single operating unit or segment, being the supply of open end-to-end digital technology and services to digital pay-television platform operators and content providers.

Revenue analyzed by geographical destination (i.e., the country of operations of the customer) was as follows:

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
United Kingdom	**$163,804**	$151,083	$130,339
Europe and the Middle East	**126,157**	108,454	59,714
North America	**215,856**	183,420	87,744
Latin America	**37,395**	59,224	37,745
Asia-Pacific	**56,911**	54,149	41,121
	$600,123	$556,330	$356,663

Revenues from North America include $215.7 million, $182.5 million and $87.4 million from customers in the United States in fiscal 2006, 2005 and 2004, respectively. Revenues from Latin America include $14.8 million, $28.1 million and $10.1 million from customers in Mexico in fiscal 2006, 2005 and 2004, respectively. Revenues from Europe and the Middle East include $72.1 million, $60.5 million and $33.0 million from customers in Italy in fiscal 2006, 2005 and 2004, respectively. No other country accounted for more than 5% of revenues in any of the three fiscal years in the period ended June 30, 2006.

The following major customers contributed directly and indirectly to more than 10% of the Company's revenues in any of the three fiscal years in the period ended June 30, 2006:

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
DIRECTV	**$202,630**	$163,006	$ 69,401
BSkyB	**140,364**	123,165	103,522
Sky Italia	**68,251**	59,895	32,959

The Company's operations are situated in the United Kingdom, Europe, Israel, the United States and the Asia-Pacific region. Most of the Company's contracts with customers are entered into with the principal operating company, a U.K. entity. Many of the costs of the overseas operations are recharged to the Company's U.K. subsidiaries.

The contribution of each region to the long-lived assets (other than deferred tax assets) of the Company is as follows:

	As of June 30,	
(in thousands)	**2006**	2005
United Kingdom	**$122,694**	$119,495
Europe	**14,784**	8,107
Israel	**36,361**	29,934
United States	**8,720**	5,387
Asia-Pacific	**5,821**	4,186
Total long-lived assets (other than deferred tax assets)	**$188,380**	$167,109

Long-lived assets in Europe included $14.6 million and $7.9 million of long-lived assets in France as of June 30, 2006 and 2005, respectively.

Note 18. Valuation and qualifying accounts

a) Accounts receivable reserves

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
Beginning of year	**$1,427**	$ 3,021	$ 9,252
Additions (reversals)	**172**	(1,165)	(1,611)
Used	**(475)**	(379)	(5,189)
Foreign exchange movements	—	(50)	569
End of year	**$1,124**	$ 1,427	$ 3,021

b) Inventory reserves

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
Beginning of year	**$3,398**	$ 4,242	$ 4,582
Additions (reversals)	**(887)**	(183)	148
Used	—	(560)	(901)
Foreign exchange movements	—	(101)	413
End of year	**$2,511**	$ 3,398	$ 4,242

c) Deferred tax valuation reserve

	For the years ended June 30,		
(in thousands)	**2006**	2005	2004
Beginning of year	**$3,455**	$ 3,791	$ 2,863
Additions (reversals)	**4,216**	(173)	928
Foreign exchange movements	**444**	(163)	—
End of year	**$8,115**	$ 3,455	$ 3,791

Note 19. Supplementary cash flow disclosures

(in thousands)	For the years ended June 30, 2006	2005	2004
Cash receipts and payments:			
Interest received in cash	**$13,226**	$ 9,510	$ 6,926
Interest paid in cash	**188**	54	48
Cash payments for income taxes	**27,955**	23,379	24,608
Cash paid in respect of initial consideration for acquisitions	**3,185**	—	75,298
Cash paid in respect of deferred consideration for acquisitions	**—**	17	638
Cash payments in respect of abandoned property leases	**1,572**	2,118	1,526
Supplemental information on businesses acquired:			
Fair value of non-cash assets acquired	**$ 4,338**	$ —	$ 75,772
Cash acquired	**67**	—	10,292
Less: liabilities assumed	**(1,220)**	—	(10,766)
Fair value of assets acquired by way of acquisitions	**$ 3,185**	$ —	$ 75,298

Note 20. Quarterly data (unaudited)

(in thousands, expect per share amounts)	For the three months ended September 30	December 31	March 31	June 30
Fiscal 2006				
Revenue	**$144,495**	**$152,203**	**$149,204**	**$154,221**
Gross margin	**84,672**	**90,427**	**91,244**	**91,158**
Operating income	**35,735**	**34,320**	**35,412**	**25,262**
Net income	**27,105**	**25,960**	**28,139**	**19,746**
Basic earnings per share	**$ 0.49**	**$ 0.46**	**$ 0.50**	**$ 0.35**
Diluted earnings per share	**$ 0.47**	**$ 0.45**	**$ 0.49**	**$ 0.34**
Fiscal 2005				
Revenue	$141,279	$141,623	$126,594	$146,834
Gross margin	83,712	87,237	78,633	87,810
Operating income	25,284	24,131	22,630	20,146
Net income	17,617	17,884	16,590	21,907
Basic earnings per share	$ 0.32	$ 0.33	$ 0.30	$ 0.40
Diluted earnings per share	$ 0.31	$ 0.32	$ 0.29	$ 0.38

>> Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of NDS Group plc:

We have audited the accompanying consolidated balance sheets of NDS Group plc as of June 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NDS Technologies Israel Limited, a wholly-owned subsidiary, for the year ended June 30, 2004, which statements reflect total cost of sales of $62 million and total operating expenses of $20 million. Those financial statements, presented in accordance with accounting principles generally accepted in Israel, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts utilized by the Company's management (before conversion to accounting principles generally accepted in the United States) so as to include NDS Technologies Israel Limited in the consolidated financial statements of NDS Group plc, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of NDS Technologies Israel Limited to accounting principles generally accepted in the United States for the year ended June 30, 2004) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Group plc at June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NDS Group plc's internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 31, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
London, England
August 31, 2006

Report of Independent Registered Public Accounting Firm

Auditor's Report to the Shareholders of NDS Technologies Israel Limited:

We have audited the statements of income, changes in shareholder's equity and cash flows of NDS Technologies Israel Limited ("the Company") for the year ended 30 June 2004 [not separately included herein]. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, changes in shareholder's equity and cash flows of the Company for the year ended 30 June 2004 in conformity with generally accepted accounting principles in Israel.

As explained in Note 1B1, the above mentioned financial statements are stated in U.S. dollar values adjusted for the changes in the US dollar / New Israeli Shekels exchange rate, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)
Jerusalem, Israel
July 25, 2004

>> Management's Report on Internal Control over Financial Reporting

Management of NDS Group plc (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and Directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of June 30, 2006, the Company maintained effective internal control over financial reporting.

Ernst & Young LLP, our independent registered public accounting firm who audited and reported on our consolidated financial statements included in this report, has issued an attestation report on management's assessment of internal control over financial reporting, which is reproduced on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of NDS Group plc:

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that NDS Group plc maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NDS Group plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NDS Group plc maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NDS Group plc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements and our report dated August 31, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
London, England
August 31, 2006

>> Market for Registrant's Common Equity

Market information

American Depositary Shares ("ADSs"), each representing one of our Series A ordinary shares, par value $0.01 per share, are traded on the NASDAQ Stock Market. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York as depositary under a Deposit Agreement, dated November 26, 1999, by and among us, The Bank of New York and the owners and beneficial owners of ADRs.

The high and low closing prices for our ADSs for each quarterly period within the two most recent fiscal years are as follows:

	High Price per ADS	Low Price per ADS
Fiscal 2006		
First quarter	**$38.02**	**$33.37**
Second quarter	**$42.45**	**$36.08**
Third quarter	**$52.26**	**$41.13**
Fourth quarter	**$55.99**	**$44.63**
Fiscal 2005		
First quarter	$27.68	$19.95
Second quarter	$35.18	$24.23
Third quarter	$39.20	$30.84
Fourth quarter	$35.18	$29.54

Since November 13, 2003, our ADSs have also been listed on the First Market—Continuous of the Euronext Brussels exchange in Belgium ("Euronext"). Prior to November 28, 2003, our ADSs were listed on NASDAQ Europe in Belgium. The volume of ADSs traded on Euronext (and previously, on NASDAQ Europe) has been negligible.

As of August 31, 2006, there were 38 holders of record of our ADSs.

Dividends

It has been our policy to retain profits for the future development of the business and accordingly no dividends have been paid since our initial public offering in November 1999, and none is proposed. We intend to keep this policy under review and will consider whether it is appropriate to pay dividends in the future.

Corporate Information

Board of Directors

Dr Abe Peled
Chairman and Chief Executive Officer
NDS Group plc

David F. DeVoe
Chief Financial Officer
News Corporation

Roger W. Einiger
Retired Vice Chairman
CIBC Oppenheimer Corp.

Nathan Gantcher
Managing Member
EXOP Capital LLC

Lawrence A. Jacobs
Senior Executive Vice President and
Group General Counsel
News Corporation

Peter J. Powers
Chairman and Chief Executive Officer
Powers Global Strategies, LLC

Arthur M. Siskind
Senior Advisor to the Chairman
News Corporation

Richard Yanowitch
Founder
The Entrepreneurs Group

Executive Officers

Dr Abe Peled, Chairman and
Chief Executive Officer
Alex Gersh, Chief Financial Officer
Raffi Kesten, Chief Operating Officer

Corporate Office

One Heathrow Boulevard
286 Bath Road
West Drayton
Middlesex, UB7 0DQ
United Kingdom

Tel: +44 (0) 20 8476 8000
Website: www.nds.com

Depositary, for American Depositary Receipts

The Bank of New York
101 Barclay Street
New York, NY 10286

Stock Listing

NASDAQ Stock Market: NNDS

Independent Auditors

Ernst & Young, LLP
1 More London Place
London, SE1 2AF
England

Legal Counsel

Hogan & Hartson, LLP
875 Third Avenue
New York, NY 10022

Investor Relations

Yael Fainaro
Tel: +44 (0) 20 8476 8287

Corporate Communications

Peter Ferrigno
Tel: +44 (0) 20 8476 8334

Notice of Annual Meeting

The Annual Meeting of Shareholders of NDS Group plc will be held on October 30, 2006, at 10:30 a.m. Eastern time, at 875 Third Avenue, 25th Floor, New York, New York 10022.

Cautionary Statement Concerning Forward-looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not undertake any obligation to update any "forward-looking statements" to reflect subsequent events or circumstances.

Annual Report on Form 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006 was filed with the SEC on September 1, 2006. It can also be found on the Company's website, www.nds.com, and downloaded free of charge. Paper copies of the Annual Report on Form 10-K may be obtained without charge from the Company, and paper copies of the exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page may be charged to the requesting shareholder. Shareholders may make requests for paper copies in writing to the Company Secretary by mail at One Heathrow Boulevard, 286 Bath Road, West Drayton, Middlesex, UB7 0DQ, United Kingdom, by telephone at +44 (0) 20 8476 8000 or by email at investor-relations@nds.com.

>> NDS Locations Around the World

NDS Headquarters
One Heathrow Boulevard
286 Bath Road
West Drayton
Middlesex
UB7 0DQ
United Kingdom
Tel: +44 (0) 20 8476 8000
Fax: +44 (0) 20 8476 8100

NDS Americas
3500 Hyland Avenue
Costa Mesa, CA 92626
USA
Tel: +1 714 434 2100
Fax: +1 714 434 2105

NDS Australia
Level 31 Northpoint
100 Miller Street
North Sydney
NSW 2060
Australia
Tel: +612 9025 3000
Fax: +612 9025 3099

NDS China
1423-1430, South Tower
Beijing Kerry Center
1 Guanghua Road
Chaoyang District
Beijing 100020, PRC
Tel: +8610 8529 8459
Fax: +8610 8529 8460

NDS Denmark
Vesterbrogade 149
Building 9
1st Floor
1620 Copenhagen V
Denmark
Tel: +45 36 93 60 00
Fax: +45 36 93 60 01

NDS France
65, rue Camille Desmoulins
92442 Issy-les-Moulineaux
France
Tel: +33 1 5500 5700
Fax: +33 1 5500 5701

NDS Hong Kong
Suite 5301
53rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Tel: +852 2201 9151
Fax: +852 2201 9141

NDS India
#9, Ashford Park View
80 Feet Road
Koramangala III Block
Bangalore 560 095
India
Tel: +91 80 2563 5800
Fax: +91 80 2563 5813

NDS Israel
5 Shlomo Halevi Street
Har Hotzvim
Jerusalem 97770
Israel
Tel: +972 2 589 4444
Fax: +972 2 589 4400

NDS Korea
1005 CCMM Building
12 Yoido-dong
Yeongdeungpo-gu
Seoul, 150-968
Korea
Tel: +82 2 6294 9151
Fax: +82 2 6294 9158

NDS Spain
C/Pinar, 5
28006 Madrid
Spain
Tel: +34 (0) 91 745 6828
Fax: +34 (0) 91 745 6699

www.nds.com

[redacted]

NDS

NDS Headquarters
One Heathrow Boulevard
286 Bath Road
West Drayton, Middlesex UB7 0DQ
United Kingdom
Tel: +44 (0) 20 8476 8000
Fax: +44 (0) 20 8476 8100